8/20

BEST AVAILABLE COPY


03029516

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sega Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED
AUG 27 2003
THOMSON
FINANCIAL

FILE NO. 82- 3439 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DAT : 8/26/03

SEGA®
SEGA CORPORATION



ANNUAL REPORT 2003





The Excitement Company, SEGA
OK! Come on!
Challenger
new!
デッキエディット
new!
キャラクター選択をしてください。
キャンセル

AR/S
3-31-0

## Profile

Since its founding in 1951 and incorporation in 1960, **SEGA CORPORATION** has defined the fundamental images, challenges and adventures of the amusement and game software industries. Every day, millions of people all over the world play our games at home and at our amusement facilities, making us one of the leading amusement companies in the world.

Our assets include over 40 years' experience in the industry, an extensive software library of approximately 1,000 titles that is the largest of any single company, and more than 3,000 employees with over 1,000 highly skilled game software creators. Together, they provide the critical mass not only for driving our growth, but also for leading the evolution of the industry itself, with highly valued products and technologies.

**Cautionary Statement:**

This annual report contains forecasts of business results, statements regarding business plans and other forward-looking statements. These statements are based on management's assumptions regarding the economic environment and the Company's operating environment as of the date of publication and involve various risks and uncertainties. Actual business results may differ materially from forecasts herein.

## Table of Content



Hisao Oguchi, President

**Second Year of Structural Reform Plan**

The year ended March 31, 2003 was the second year of our Structural Reform Plan, and we continued to improve both our operational and financial structure.

With regard to operational reform, we endeavored to revitalize the Japanese amusement market, to develop worldwide markets in Amusement Machine Sales, to create and expand new markets in Amusement Center Operations, and to improve profitability through the reorganization of business structure in Consumer Business.

As for financial reform, we strengthened our overall financial position and achieved solid progress.

**Marked First Net Income in Six Years**

During the year under review, Amusement Machine Sales showed results far exceeding our initial target. This was due primarily to the immense popularity in Japan of the *World Club Champion Football Serie A 2001-2002 (WCCF)*—a novel arcade soccer game that incorporates trading cards— and *Virtua Fighter 4™ Evolution*, along with the stable sales of such machines as video game machines, prize products and photo print booths.

In Amusement Center Operations, in spite of a downturn in the number of visitors in the beginning of the fiscal year due to the effects of severe summer weather in Japan and 2002 FIFA World Cup Korea/Japan™, we were essentially able to meet our initial

## Consolidated Financial Highlights

SEGA CORPORATION and Consolidated Subsidiaries—
For the years ended March 31, 2001, 2002 and 2003

| | Millions of yen | | | Thousands of U.S. dollars (Note) |
|---|---|---|---|---|
| | 2001 | 2002 | **2003** | **2003** |
| **For the year:** | | | | |
| Net Sales: | | | | |
| Amusement Machine Sales | ¥ 52,503 | ¥ 52,664 | **¥ 61,344** | **$ 510,350** |
| Amusement Center Operations | 74,657 | 68,534 | **69,331** | **576,797** |
| Consumer Business | 115,753 | 85,136 | **66,549** | **553,652** |
| Total | ¥ 242,913 | ¥ 206,334 | **¥ 197,224** | **$ 1,640,799** |
| Cost of Sales | ¥ 218,235 | ¥ 144,717 | **¥ 144,162** | **$ 1,199,351** |
| Gross Profit | 24,678 | 61,617 | **53,062** | **441,448** |
| Selling, General and Administrative Expenses | 76,697 | 47,416 | **43,765** | **364,102** |
| Operating Income (Loss) | (52,019) | 14,201 | **9,297** | **77,346** |
| Net Income (Loss) | (51,730) | (17,829) | **3,054** | **25,408** |
| Depreciation and Amortization | 24,163 | 18,589 | **15,757** | **129,576** |
| **At year-end:** | | | | |
| Total Assets | 284,466 | 243,910 | **222,067** | **1,847,479** |
| Total Shareholders' Equity | 91,687 | 83,570 | **86,886** | **922,845** |
| **Per share:** | Yen | | | U.S. dollars (Note) |
| Net Income (Loss)—basic | ¥ (341.6) | ¥ (119.2) | **¥ 19.7** | **$ 0.16** |
| Cash Dividends | — | — | **—** | **—** |

Note:
U.S. amounts are translated from Japanese yen, for convenience only, at the rate of ¥120.20 to U.S.$1, the exchange rate prevailing at March 31, 2003.

targets, thanks to the introduction of successful titles including *WCCF* and *Virtua Fighter 4™ Evolution.*

However, in Consumer Business, we released 106 SKUs and sold 10,660 thousand units in worldwide, below the initial target as sales of Sports titles in North America market fell considerably short of our initial projections.

As a result, consolidated net sales fell 4.4% from the previous year to ¥197,224 million and operating income decreased 34.5% to ¥9,297 million.
Nevertheless, we recorded net income of ¥3,054 million, marking a recovery from the previous year's net loss of ¥17,829 million. That was the first net income in six years.

**Outlook for Fiscal 2004**

In the year ending March 31, 2004, we will further focus on the Consumer Business segment, which recorded a significant loss in fiscal 2003. We began addressing the urgent issue of recovering the performance of this segment by streamlining sales efforts during the year under review. In addition, we initiated a fundamental revision of our cost structure and began building a business framework that will generate profits based on such revisions.

At the same time, to enhance product marketabilities, we began reforming and reorganizing our software development structures during the year under review, including the establishment of the Development Strategy Division to strengthen the screening of unreleased software and to prevent the production of software not aligned with market demand. We expect these measures will enable us to launch software with higher market appeal in fiscal 2004.

Although we were able to achieve a net income for the first time in six years due to the progress in our Structural Reform Plan, the trust of shareholders and investors was negatively impacted by two revisions in earnings forecasts and the abrupt modification of business integration plans, which also caused concern both inside and outside the company.

In response, we are reviewing our management structure and actively working to clarify the functions and roles of our management and operations.

Looking ahead, we will continue to implement reforms and work towards further improving profitability and accumulating net cash to strengthen our financial structure. In fiscal 2004 we will make the utmost effort to fulfill our commitments. We are deeply grateful for the continued support of our shareholders and customers.

小口久雄

Hisao Oguchi, President



Net Sales
(Millions of yen)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
266,194
339,055
242,913
206,334
197,224
1999
2000
2001
2002
2003




Operating Income (Loss)
(Millions of yen)
15,000
10,000
5,000
(10,000)
(20,000)
(30,000)
(40,000)
(50,000)
(60,000)
2,088
(40,354)
(52,019)
14,201
9,297
1999
2000
2001
2002
2003




Net Income (Loss)
(Millions of yen)
8,000
6,000
4,000
2,000
(10,000)
(20,000)
(30,000)
(40,000)
(50,000)
(60,000)
(42,881)
(42,880)
(51,730)
(17,829)
3,054
1999
2000
2001
2002
2003

# Operational Reform — Consumer Business

Sales volume of home-use game software during the year under review fell significantly short of our initial target, with a combined total of 10,660 thousand units from 106 SKUs, representing 2,440 thousand units from 36 SKUs in Japan, 5,600 thousand units from 38 SKUs in the U.S. and 2,620 thousand units from 32 SKUs in Europe. As a result, both net sales and operating income for Consumer Business decreased considerably from the previous fiscal year. To seriously address these results, the Company intends to reinforce its efforts for business reform focusing on reorganizing its development structures in the fiscal year ending March 2004.

Net Sales and Operating Income of Consumer Business



Net Sales
Operating Income (Loss)
(Billions of yen)
150
120
90
60
30
0
(30)
(60)
(90)
115.75
(69.19)
85.14
5.58
66.55
(8.57)
2001
2002
2003

## Second year as a Multi-platform Content Publisher

SEGA has identified two factors behind the downturn in consumer business during fiscal 2003.

Firstly, fiscal 2003 was the first year to publish the game content for other companies' game console as an independent content publisher. After the withdrawal of *Dreamcast* business, SEGA transferred its platform holder business to content publisher business. During fiscal 2002, SEGA issued the software for other platform as well as *Dreamcast*, but in fiscal 2003, SEGA quit publishing the game software for *Dreamcast* and released only for other companies' console. In the progress, SEGA was not able to catch up with other independent content publishers and to release several titles in a timely fashion. Utilizing this experiences, we expect that software to be released during this period will begin contributing to performance.

Secondly, the Company was unable to complete the shift from a profit base structure centered around the manufacturing and sales of *Dreamcast* game hardware to independent content publisher.

A business structure focusing on the manufacturing and sales of game consoles involves significantly higher fixed costs than those for a business structure focusing on the development and sales of game software. In the year under review, SEGA was unable to flexibly adjust such fixed costs in response to the changes in sales.

Given this background, the Company will focus on reviewing its cost structure and strive to improve profitability. In addition, since sales of Sports titles such as SEGA Sports *NFL 2K3* released in the U.S. market were significantly lower than planned, SEGA intends to renew its efforts to strengthen market appeal as part of its response.

In the year ending March 2004, the Company will concentrate on these two factors to firmly establish its business as a multi-platform content publisher.


ESPN NFL FOOTBALL


ESPN NBA BASKETBALL


ESPN NHL® HOCKEY

## To Increase Profitability and Product Marketability in Fiscal 2004

To increase profitability, SEGA streamlined the framework of its sales divisions and its U.S. sales subsidiaries in fiscal 2003. Along with other actions, such measures are expected to reduce selling, general and administrative expenses in fiscal 2004.



In addition to reducing development costs as well as advertisement and promotion expenses, the Company is reinforcing screening functions to avoid producing software which is either not well-aligned with market demand or unprofitable. The Company has decided to reduce the number of SKUs by approximately 27% compared with 106 SKUs in the previous fiscal year to 77 SKUs. This will allow SEGA to concentrate management resources on only developing promising software to raise efficiency.

By reducing fixed costs and applying stringent control over variable costs, SEGA intends to build a structure to more intensively focus on sales and marketing activities in fiscal 2004.

Meanwhile, to enhance product marketability, SEGA established the R&D Strategy Division, directly under the control of the president, to oversee the R&D studios and their products. Through these actions, the Company will establish an agile product development system that can promptly respond to market needs. The Division will also be responsible for screening functions.

With regard to new challenges involving *Sonic*, our corporate character, SEGA plans to broadcast *Sonic X* worldwide—already on the air in Japan—in pursuit of marketing and promotion activities utilizing multiple media channels.

Furthermore, SEGA will promote software development that utilizes intellectual property (IP) available both inside and outside the Company. Such efforts will involve its own Sonic character and *Billy Hatcher and the Giant Egg*, a new title scheduled for release this autumn, as well as *Dororo*, utilized Osamu Tezuka's IP, the father of *Astroboy*, for which SEGA already owns the copyright. We will also pursue collaboration with Hollywood movies, mainly in an alliance with John Woo and his company, Tiger Hill Entertainment.


SONIC X TM

## New R&D Structure —To Strengthen Product Marketability—


R&D Strategy Division
R&D Division
Assessing Product Quality and Managing Delivery Schedules
Creative Center
Encouraging the Sharing of Development Tools
R&D Product Line Management Department
Strategic Title Planning
Holding Company
Unifying R&D Studio Management
R&D Studios

To strengthen the product marketability and quality, SEGA announced its reorganization plan for R&D structure. As its first step, SEGA established R&D Strategy Division led by president Oguchi. And it is comprised of the R&D Division under Yuji Naka, the father of *Sonic The Hedgehog*, and Toshihiro Nagoshi, the creator of *DAYTONA U.S.A.*; and the R&D Product Line Management Department led by Yukio Sugino, a corporate officer of the Company. In addition, SEGA announced that it would reorganize its nine of eleven R&D studios, into six studios and establish one company. Thus under the new organization, SEGA holds nine R&D studios. The objectives of the reorganization are 1) to strengthen product marketability, 2) to create new titles as the drivers for future growth, and 3) to enhance productivity.

The new R&D studio structure is effective October 1, 2003.

# Further Strengthening Profitability — Amusement Business

SEGA's Amusement Machine Sales and Amusement Center Operations businesses are both highly competitive in the Japanese market, with stable profitability that generates ample cash flows. As this industry currently operates in a winner-takes-all enviroment, SEGA is taking full advantage of its competitive edge to maintain and strengthen its stable profit bases. With regard to amusement machine sales, we intend to aggressively develop business activities in Europe and the U.S. towards driving further growth.



The Number of Amusement Centers
Sales Per Center
(Arcades)
(Billions of yen)
600
500
400
300
200
100
0
0.15
0.12
0.09
0.06
0.03
0
537
0.11
499
0.14
498
0.14
2001
2002
2003

**Developing SEGA's Proven Product Development and Supply System to Accelerate the Delivery of a Rich, Multi-platform Product Line**

In the current amusement industry in Japan, competitive market environment leads the more competitive companies to aggressively expand their amusement centers to capture greater market share.

At the same time, each amusement center is seeking distinctive amusement environments with greater visitor appeal by selecting and installing game machines to meet the consumers' needs, and standard products such as the crane game, *UFO Catcher*, and photo print booths.

Consequently, SEGA will build partnerships for sharing strategies with large-scale amusement centers by providing an abundant product line that meets every need, from video games and medal games to prize products and photo print booths.

SEGA is currently developing large-scale products, such as *World Club Champion Football Serie A 2001-2002 (WCCF)* that enjoyed enormous popularity during the year under review, to introduce similar products into the market starting in fiscal 2004 or after. The Company also plans to secure stable sales focusing on popular standard products, including photo print booths, *UFO Catcher*, *WCCF* and *Star Horse*, as well as new products such as *The Key of Avalon* and *Dragon Treasure*.

In overseas sales of this segment, SEGA reported an operating loss in fiscal 2003. However, it is establishing a profitable structure by reorganizing subsidiaries outside Japan. New products which have enjoyed major success in the Japanese market, such as the *Derby Owners Club* and *WCCF*, have also received highly favorable product reviews in the U.S., European and Asian markets. Therefore we intend to fully launch these products overseas as a means of developing and cultivating new markets.



The Key of Avalon


UFO CATCHER 7

UFO Catcher 7

## Stable Profit Structures — Amusement Center Operations

SEGA holds a dominating share in the market for amusement center operations in Japan, where uncompetitive small-scale centers can no longer survive, resulting in a rising number of large-scale centers even as the total number of centers declines.

SEGA adopted a scrap-and-build policy ahead of the industry and strengthened its own competitive advantage by expanding the scale of its centers and installing a variety of game machines, providing visitors with a diverse array of entertainment options. SEGA is also establishing amusement centers for specific regions and consumers while actively promoting greater efficiency and highly profitable center management.

In fiscal 2004, SEGA plans to close 18 centers and open 14, for a total of 498 centers that are expected to generate net sales in this segment of ¥70,000 million during the year ending March 31, 2004. However, products with highly variable costs, such as prize products and photo print booths, are expected to grow in terms of the proportion of their contribution to overall sales, leading to a decrease in operating income.

SEGA therefore expects lower profits in both Amusement Machine Sales and Amusement Center Operations than fiscal year 2003. We plan to minimize declines of profit through such efforts as cost reductions.





JOY POLIS

## Features of WCCF


REGULAR-LEAGUE 1st
2000万円
WORLD CLUB
Champion Football
SERIE A 2001-2002

*World Club Champion Football Serie A 2001-2002 (WCCF)* is a novel soccer game. The player, acting as the coach, places trading cards printed with real-life soccer players on the game board and decides the formation by positioning the cards. This game offers not only the fun of playing soccer, but also the enjoyment of collecting cards and the excitement of building up one's own team. In addition, after each game, updated information on the soccer players and the team can be loaded onto an IC card, and the player can continue the game at a later time.

Both of our amusement-related business segments benefit considerably from such revenues as sales of the machines and the trading cards, as well as income from players using the game. We will continue to provide innovative games in the wake of this success.







# Improving the Financial Structure

As part of the Structural Reform Plan launched in 2001, the Company has been pursuing financial reform. Concrete targets include: 1) Improving and streamlining the balance sheets; 2) Reducing investments in other companies and restricting investments; 3) Restructuring affiliated companies; and 4) Securing cash flows. The Company has achieved solid results.



Cash and Cash Equivalents at End of Year
Interest-Bearing Debt
Net Cash (Debt)
(Billions of yen)
150
120
90
60
30
0
(30)
(60)
(90)
120.12
37.63
(82.49)
99.31
52.75
(46.56)
101.36
95.26
6.10
2001
2002
2003

## Improvement in Our Financial Conditions

While working to raise the liquidity of non-operating assets as part of financial reform, SEGA has also focused on reducing interest-bearing debt and improving and streamlining its balance sheets.

During the year under review, SEGA redeemed part of its convertible bonds due June 2004 through purchases worth ¥50,000 million, which brought down the total outstanding balance of its interest-bearing debt to ¥95,260 million.

The above-mentioned convertible bonds account for ¥45,000 million of ¥95,260 million outstanding. Moreover, another ¥40,000 million will be required for operating funds, thus SEGA will need ¥85,000 million of cash and cash equivalents by the end of fiscal 2004.

Toward addressing these needs, SEGA had ¥101,362 million in cash and cash equivalents as of the end of fiscal 2003. In addition, the Company has also procured long-term funds by issuing straight bonds and achieved additional sources of cash from operating activities.

As a result, the Company possesses an ample net cash to cover the redemption of convertible bonds in June 2004, which will allow for a further reduction in interest-bearing debt and facilitate steady improvement in its financial position.

### Streamlined Balance Sheets

(Millions of yen)

| Assets | | Liabilities and equity | |
|---|---|---|---|
| Current Assets | 96,853 | Current Liabilities | 155,107 |
| Investments and Advances | 88,374 | Long-Term Liabilities | 36,878 |
| Property and Equipment | 66,998 | Others | 794 |
| Others | 32,241 | Shareholders' Equity | 91,687 |
| Total assets | ¥ 284,466 | Total liabilities, minority interest in consolidated subsidiaries and shareholders' equity | ¥284,466 |

As of March 31, 2001

(Millions of yen)

| Assets | | Liabilities and equity | |
|---|---|---|---|
| Current Assets | 137,401 | Current Liabilities | 42,379 |
| Investments and Advances | 19,693 | Long-Term Liabilities | 91,750 |
| Property and Equipment | 41,396 | Others | 1,052 |
| Other | 23,577 | Shareholders' Equity | 86,886 |
| Total assets | ¥ 222,067 | Total liabilities, minority interest in consolidated subsidiaries and shareholders' equity | ¥222,067 |

As of March 31, 2003

### Accomplishing the Initial Target — Achieving Positive Net Cash

In addition to reductions in interest-bearing debt, SEGA has also focused on securing cash on hand.

During fiscal 2002, the first year of financial reform, SEGA placed priority on securing cash and time deposits. Progress was achieved in accumulating operating cash flows and generating cash from the sale of non-operating assets. As a result, cash and cash equivalents increased ¥15,118 million to ¥52,751 million.

During fiscal 2003, the second year of financial reform, SEGA achieved positive net cash, defined as cash and cash equivalents less interest-bearing debt, and worked to reduce interest-bearing debt and to secure cash and cash equivalents by accumulating cash flows from operating activities, raising cash from the sale of non-operating assets and increasing the liquidity of operating assets.

As a result, the outstanding balance of cash and cash equivalents increased ¥48,611 million to ¥101,362 million with interest-bearing debt decreasing ¥4,052 million to ¥95,261 million compared to the previous fiscal year. This led to an improvement in net cash amounting to ¥52,663 million, from net debt of ¥46,562 million to a surplus of ¥6,101 million, thereby achieving the initial target.

Apart from these measures, SEGA actively pursued its focus of reviewing investments in other companies, restricting investment activities and restructuring affiliated companies. In fiscal 2003, we achieved a net income for the first time in six years, realizing both higher efficiency and overall profitability of our business operations.

These accomplishments had led us to conclude that initial targets for financial reform were achieved for the most part during the two years of fiscal 2002 and 2003.

# Financial Section


Net Sales
(Millions of yen)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
266,194
339,055
242,913
206,334
197,224
1999
2000
2001
2002
2003
Net Sales


Operating Income (Loss) / Operating Margin
(Millions of yen)
(%)
20,000
10,000
0
(10,000)
(20,000)
(30,000)
(40,000)
(50,000)
(60,000)
10
5
0
(5)
(10)
(15)
(20)
(25)
(30)
2,088
0.78
(11.90)
(40,354)
(21.41)
(52,019)
14,201
6.88
9,297
4.71
1999
2000
2001
2002
2003
Operating Income (Loss)
Operating Margin

## Consolidated Results

### Overview

In the year ended March 31, 2003, the Japanese business environment remained uncertain due to a persistent economic downturn and continuing deflationary pressure. Meanwhile, overseas markets especially in North America experienced declining consumption due to the impact of the Iraq War.

Despite this SEGA CORPORATION and its consolidated subsidiaries continued to perform as a leader in the interactive entertainment and amusement industries.

### Net Sales

Consolidated net sales for the year ended March 31, 2003, fell 4.4% to ¥197,224 million (U.S.$1,640,799 thousand) compared to the previous fiscal year. Net sales from domestic operations rose 2.1% to ¥163,425 million (U.S.$1,359,609 thousand), mainly due to the outstanding performance of Amusement Machine Sales which exceeded our initial targets. On the other hand, overseas sales decreased 26.9% to ¥33,798 million (U.S.$281,181 thousand) as a result of the slower-than-expected sales in Consumer Business, including SEGA Sports series in the North American market.

### Costs, Expenses and Earnings

Cost of sales fell 0.4% to ¥144,162 million (U.S.$1,199,351 thousand) with a net sales ratio of 73.1%, up from 70.1% in fiscal 2002. This was primarily due to the Company's cost structure, which prevented us from flexibly adjusting the cost of sales to net sales. As a result, gross profit and its ratio fell to ¥53,062 million (U.S.$441,448 thousand) and 26.9% respectively, compared with the previous year.

Selling, general and administrative (SG&A) expenses decreased 7.7% to ¥43,765 million (U.S.$364,102 thousand) due to the success of cost reductions including personnel costs.

However, the decrease in SG&A expenses was not enough to offset the increase in the costs of sales, and operating income fell 34.5% to ¥9,297 million (U.S.$77,346 thousand).

Other net total expenses for the term narrowed from ¥28,495 million to ¥2,849 million (U.S.$23,702 thousand). This was due to a number of factors, including reduction of interest expenses to ¥738 million (U.S.$6,140 thousand), gain on sales of property and equipment of ¥1,249 million (U.S.$10,391 thousand), and others. Consequently, income before income taxes and minority interests in earnings of consolidated subsidiaries amounted to ¥6,448 million (U.S.$53,644 thousand) and the Company recorded not income of ¥3,054 (U.S.$25,408 thousand). It was the Company's first net income in six years.

## Review of Operations by Segment

| | Millions of yen | | Increase (Decrease) |
|---|---|---|---|
| | 2002 | 2003 | |
| **Net Sales** | | | |
| Amusement Machine Sales | 52,664 | 61,344 | 8,680 |
| Amusement Center Operations | 68,534 | 69,331 | 797 |
| Consumer Business | 85,136 | 66,549 | (18,587) |
| **Operating Income (Loss)** | | | |
| Amusement Machine Sales | 1,957 | 10,893 | 8,936 |
| Amusement Center Operations | 8,114 | 8,049 | (65) |
| Consumer Business | 5,578 | (8,570) | (14,148) |

### Amusement Machine Sales

Net sales rose 16.5% to ¥61,344 million (U.S.$510,350 thousand) and operating income rose 456.7% to ¥10,893 million (U.S.$90,625 thousand) compared to the previous fiscal year.

Domestic sales in this segment significantly exceeded our initial targets, thanks to products that spanned every genre, including new products that introduced fresh approaches to game playing, standard products and prize products. In particular, *World Club Champion Football Serie A 2001-2002*, was developed into a mainstay product and a leader in the amusement industry, significantly contributing to profit along with the sales of trading cards.

As for the sales performance of video game machines, *Virtua Fighter 4™ Evolution* and *Initial D Arcade Stage Version 2* contributed to the good performance.

In addition, opening new centers in the amusement industry helped to significantly boost sales performance by increasing the sales of such popular products as *Star Horse 2002*, standard products including *UFO Catcher 7* and *photo print booths, Gekiteki Bisha*, as well as consumable supplies like photo ticker print.

With regard to the sales of prize products, the Company seized the initiative in revitalizing the prize industry by offering attractive character prizes and collaborating with other companies, thereby capturing the top market share.

In overseas sales, while the Company made progress in the reorganization of its local subsidiaries and established a solid base for profitable structures, it was unable to introduce products that matched market needs and therefore reported losses.

### Amusement Center Operations

The year ended March 31, 2003 saw a slow start due to the 2002 FIFA World Cup Korea/Japan™ and the hot summer weather which kept visitors away from the centers. However, on a like for like basis, net sales reached 100.2% of the previous year, thanks to the industry-leading *World Club Champion Football Serie A 2001-2002* and *Virtua Fighter 4™ Evolution* released later in the year, along with the steady growth in the profits due to their high-quality operation.

**Amusement Machine Sales**


(Millions of yen)
(Millions of yen)
120,000
12,000
90,000
9,000
60,000
6,000
30,000
3,000
0
0
(30,000)
(3,000)
88,372
7,524
73,654
9,634
52,503
(2,664)
52,664
1,957
61,344
10,893
1999
2000
2001
2002
2003
Net Sales
Operating Income (Loss)

**Amusement Center Operations**


(Millions of yen)
(Millions of yen)
100,000
10,000
80,000
8,000
60,000
6,000
40,000
4,000
20,000
2,000
0
0
93,128
5,206
79,212
4,602
74,657
8,242
68,534
8,114
69,331
8,049
1999
2000
2001
2002
2003
Net Sales
Operating Income

Consumer Business


(Millions of yen)
200,000
150,000
100,000
50,000
0
(50,000)
(100,000)
186,189
115,753
84,694
85,136
66,549
5,578
(10,480)
(8,570)
(43,032)
(69,187)
1999
2000
2001
2002
2003
Net Sales
Operating Income (Loss)

Total Assets / Total Assets Turnover


(Millions of yen)
(Times)
500,000
400,000
300,000
200,000
100,000
0
1.75
1.50
1.25
1.00
0.75
0.50
425,614
375,341
284,466
243,910
222,067
0.85
0.67
0.74
0.78
0.85
1999
2000
2001
2002
2003
Total Assets
Total Assets Turnover

Current Ratio / Quick Ratio


(%)
350
300
250
200
150
100
50
0
324.22
280.52
205.33
133.19
107.53
75.54
62.44
37.69
125.95
105.99
1999
2000
2001
2002
2003
Current Ratio
Quick Ratio

Furthermore, our photo print booth series, *Gekiteki Bisha, Shogeki Bisha, Junshin Bisha, Gensou Bisha* and *Bisho*, consistently maintained a favorable performance. These machines attracted new users and contributed considerably to overall profit. As a result, net sales increased 1.2% year-on-year to ¥69,331 million (U.S.$576,797 thousand), while operating income fell 0.8% to ¥8,049 million (U.S.$66,963 thousand) compared to fiscal 2002.

Although all of its facilities were profitable, the company promotes a scrap-and-build strategy in pursuit of more efficient amusement center operations. During the year under review, the Company opened 26 new centers, mainly medium and large ones, while closing 27 low-profitable ones. As a result, the number of centers at the end of fiscal 2003 decreased to 498 from the previous year-end. While the total number of centers is roughly equal to that of previous fiscal year-end, the Company is striving to further improve efficiencies in amusement center operation.

### Consumer Business

The Company released 2,440 thousand units of 36 SKUs in Japan, 5,600 thousand units of 38 SKUs in North America and 2,620 thousand units of 32 SKUs in Europe, for a grand total of 10,660 thousand units of 106 SKUs during the year ended March 31, 2003.

In the Japanese market, *Sakura Wars series* (PS2), *Shinobi* (PS2) and *Let's Make a Professional Baseball Team 2* (PS2) contributed to favorable sales.

Principal titles in the North America market included sports titles such as SEGA Sports *NFL 2K3* (PS2, Xbox and GameCube), SEGA Sports *NBA 2K3* (PS2, Xbox and GameCube) and SEGA Sports *NCAA Football 2K3* (PS2, Xbox and GameCube), as well as *Shinobi* (PS2), *Super Monkey Ball 2* (GameCube) and *Sonic Collection* (GameCube).

In the European market, *Crazy Taxi 3* (Xbox) and *Phantasy Star Online Episode I&II* (GameCube) performed strongly.

However, overall results were significantly below our initial targets. In particular, sales of sports titles in the North American market fell considerably short of projections. As a result, net sales fell 21.8% year-on-year to ¥66,549 million (U.S.$553,652 thousand), with an operating loss of ¥8,570 million (U.S.$71,299 thousand) compared with an operating income of ¥5,578 million in the previous fiscal year.

## Financial Condition

As part of the Structural Reform Plan launched in April 2001, the Company has been promoting financial reform to improve and streamline the balance sheets, to reduce investments in other companies, restructure affiliated companies and to secure cash flows.

Current assets for the year ended March 31, 2003 rose 22.7% to ¥137,401 million (U.S.$1,143,103 thousand) compared to the previous fiscal year. This was due to a significant increase in cash and time deposits.

Investments and advances fell 34.2% year-on-year to ¥19,693 million (U.S.$163,835 thousand) due to disposal of investments in securities mainly donated assets from Mr. Okawa.

Property and equipment fell 16.2% year-on-year to ¥41,396 million (U.S.$344,393 thousand).

Total assets as of the end of fiscal 2003 fell 9.0% to ¥222,067 million (U.S.$1,847,479 thousand) compared to the previous fiscal year-end.

Furthermore, the Company focused on reducing interest-bearing debt as a major part of its financial reform. The outstanding balance of interest-bearing debt decreased ¥4,052 million (U.S.$33,710 thousand) to ¥95,261 million (U.S.$792,521 thousand) from ¥99,313 million at the previous year-end. As a result, the Company achieved positive net cash of ¥6,101 million (U.S.$50,757 thousand), defined as cash and cash equivalents less interest-bearing debt.

Total liabilities decreased 18.9% year-on-year to ¥134,129 million (U.S.$1,115,882 thousand), primarily due to the significant decline in current liabilities as a result of the repayment of short-term bank loans. While long-term liabilities increased, the Company redeemed a part of convertible bonds due June 2004, the Company also implemented measures to enhance financial stability.

Total shareholders' equity increased 4.0% to ¥86,886 million (U.S.$722,845 thousand) compared to fiscal 2002.

## Cash Flows

Consolidated cash and cash equivalents at the end of the year rose ¥48,611 million from the previous fiscal year-end to ¥101,362 million (U.S.$843,278 thousand).

Net cash provided by operating activities rose ¥24,882 million to ¥34,232 million (U.S.$284,792 thousand) compared with the previous fiscal year. Despite the negative impact of a decrease in accrued expenses, several factors boosted operating cash flows. These included income before income tax and minority interests in earnings of consolidated subsidiaries of ¥6,488 million (U.S.$53,644 thousand) (previous year negative ¥14,294 million), and increase in notes and accounts receivable of ¥12,538 million (U.S.$104,309 thousand).

Net cash provided by investing activities increased ¥22,478 million to ¥14,000 million (U.S.$116,473 thousand) from the previous fiscal year-end. This was due primarily to proceeds from cancellation of time deposits of ¥10,060 million (U.S.$83,694 thousand) and proceeds from sales of investments in securities of ¥6,946 million (U.S.$57,787 thousand), although the Company accounted the payments for purchased of property and equipment of ¥7,016 million (U.S.$58,369 thousand).

Net cash provided by financing activities decreased ¥12,442 million to ¥1,047 million (U.S.$8,710 thousand) compared with the previous fiscal year-end, owing largely to a decrease in short-term bank loans of ¥27,339 million (U.S.$227,446 thousand), repayment of long-term debt of ¥12,817 million (U.S.$106,331 thousand) and payments on redemption debentures of ¥5,000 million (U.S.$41,957 thousand), although the Company had other factors contributing to the increase including issuance of long-term debt of ¥31,565 million (U.S.$262,604 thousand), and proceeds from issuants of debentures of ¥17,631 million (U.S.$146,681 thousand).

**Shareholders' Equity / Shareholders' Equity Ratio**



(Millions of yen)
(%)
100,000
80,000
60,000
40,000
20,000
0
40
35
30
25
20
15
80,461
80,725
91,687
83,570
86,886
18.95
21.51
32.23
34.26
39.13
1999
2000
2001
2002
2003
Shareholders' Equity
Shareholders' Equity Ratio


**Cash Flows**



(Millions of yen)
40,000
20,000
0
(20,000)
(40,000)
(60,000)
(80,000)
34,232
14,000
1,047
13,489
9,350
7,920
4,465
(1,848)
(8,801)
(21,613)
(8,478)
(73,970)
2000
2001
2002
2003
Cash Flows from Operating Activities
Cash Flows from Investing Activities
Cash Flows from Financial Activities


**Capital Expenditures / Depreciation and Amortization**



(Millions of yen)
30,000
20,000
10,000
0
28,393
26,141
27,510
23,569
21,505
24,163
15,616
18,589
12,989
15,575
1999
2000
2001
2002
2003
Capital Expenditures
Depreciation and Amortization

# Consolidated Balance Sheets

SEGA CORPORATION and Consolidated Subsidiaries - March 31, 2002 and 2003

| Assets | Millions of yen | | Thousands of U.S. dollars (Note 1.1) |
|---|---|---|---|
| | 2002 | 2003 | 2003 |
| **Current Assets:** | | | |
| Cash and time deposits (Note 3) | ¥ 62,757 | ¥ 101,367 | $ 843,319 |
| Notes and accounts receivable (Note 9) | 31,496 | 17,515 | 145,715 |
| Inventories (Note 4) | 9,646 | 8,839 | 73,536 |
| Prepaid expenses | 2,537 | 2,456 | 20,433 |
| Other current assets (Note 19) | 7,374 | 8,603 | 71,573 |
| Less allowance for doubtful accounts | (1,811) | (1,379) | (11,473) |
| Total current assets | 111,999 | 137,401 | 1,143,103 |
| **Investments and Advances:** | | | |
| Investments in securities (Notes 5 and 19) | 46,166 | 12,431 | 103,419 |
| Long-term loans receivable (Note 19) | 3,179 | 2,547 | 21,190 |
| Other investments and advances (Note 19) | 15,787 | 13,122 | 109,168 |
| | 65,132 | 28,100 | 233,777 |
| Less allowance for doubtful accounts (Note 19) | (7,595) | (8,407) | (69,942) |
| Total investments and advances | 57,537 | 19,693 | 163,835 |
| **Property and Equipment:** | | | |
| Amusement machines and facilities | 26,868 | 30,747 | 255,799 |
| Buildings and structures (Note 19) | 38,681 | 36,469 | 303,403 |
| Other | 15,838 | 14,578 | 121,281 |
| | 81,387 | 81,794 | 680,483 |
| Less accumulated depreciation | (43,828) | (49,688) | (413,378) |
| | 37,559 | 32,106 | 267,105 |
| Land (Notes 6 and 19) | 11,834 | 9,290 | 77,288 |
| Total property and equipment | 49,393 | 41,396 | 344,393 |
| **Fixed Leasehold Deposits (Note 7)** | 17,771 | 17,012 | 141,531 |
| **Deferred Charges and Intangible Assets** | 5,362 | 5,256 | 43,727 |
| **Excess Investment Costs over Net Assets of Consolidated Subsidiaries** | 1,848 | 1,309 | 10,890 |
| Total assets | ¥ 243,910 | ¥ 222,067 | $ 1,847,479 |

The accompanying notes are an integral part of these statements.

| Liabilities and Shareholders' Equity | Millions of yen 2002 | Millions of yen 2003 | Thousands of U.S. dollars (Note 1.1) 2003 |
|---|---|---|---|
| **Current Liabilities:** | | | |
| Short-term bank loans (Note 19) | ¥ 29,208 | ¥ 1,510 | $ 12,562 |
| Current portion of bond (Note 8) | 5,000 | 2,450 | 20,383 |
| Current portion of long-term debt (Note 8) | 1,741 | 4,939 | 41,090 |
| Notes and accounts payable (Note 9): | | | |
| Trade | 19,282 | 14,763 | 122,820 |
| Other | 2,420 | 2,923 | 24,318 |
| | 21,702 | 17,686 | 147,138 |
| Accrued expenses | 17,883 | 9,982 | 83,045 |
| Income taxes payable (Note 10) | 4,823 | 1,194 | 9,933 |
| Other current liabilities (Note 19) | 8,569 | 4,618 | 38,420 |
| Total current liabilities | 88,926 | 42,379 | 352,571 |
| **Long-Term Liabilities:** | | | |
| Long-term debt (Note 8) | 63,364 | 86,362 | 718,486 |
| Accrued employees' retirement benefits (Note 20) | 3,414 | 3,680 | 30,616 |
| Accrued retirement benefits for directors and corporate auditors | 99 | 122 | 1,015 |
| Deferred income taxes (Note 10) | 2,043 | 330 | 2,745 |
| Other | 1,628 | 1,256 | 10,449 |
| Total long-term liabilities | 70,548 | 91,750 | 763,311 |
| **Minority Interest in Consolidated Subsidiaries** | 866 | 1,052 | 8,752 |
| **Contingent Liabilities (Note 17)** | — | — | — |
| **Shareholders' Equity: (Note 21)** | | | |
| Common stock, no par value as of March 31, 2002 and 2003: | | | |
| Authorized — 600 million shares at March 31, 2002 and 2003 respectively | | | |
| Issued — 172, 262, 477 shares and 174, 945, 690 shares at March 31, 2002 and 2003, respectively | 125,406 | 127,583 | 1,061,423 |
| Additional paid-in capital | 124,917 | 2,172 | 18,070 |
| Retained earnigs (accumulated deficit) | (118,038) | 6,816 | 56,705 |
| Unrealized gain (loss) on other securities (Note 5) | 2,586 | (551) | (4,584) |
| Adjustment on revaluation of land (Note 6) | (9,281) | (6,265) | (52,122) |
| Translation adjustment (Note 2.2) | (8,435) | (9,228) | (76,772) |
| Treasury stock, at cost (Note 19) | (33,585) | (33,641) | (279,875) |
| Total shareholders' equity | 83,570 | 86,886 | 722,845 |
| Total liabilities, minority interest in consolidated subsidiaries and shareholders' equity | ¥ 243,910 | ¥ 222,067 | $ 1,847,479 |

The accompanying notes are an integral part of these statements.

## Consolidated Statements of Operations

SEGA CORPORATION and Consolidated Subsidiaries - For the years ended March 31, 2001, 2002 and 2003

| | Millions of yen | | | Thousands of U.S. dollars (Note 1.1) |
|---|---|---|---|---|
| | 2001 | 2002 | 2003 | 2003 |
| **Net Sales** | ¥ 242,913 | ¥ 206,334 | ¥ 197,224 | $ 1,640,799 |
| **Costs of Sales** | 218,235 | 144,717 | 144,162 | 1,199,351 |
| Gross profit | 24,678 | 61,617 | 53,062 | 441,448 |
| **Selling, General and Administrative Expenses** | 76,697 | 47,416 | 43,765 | 364,102 |
| Operating income (loss) | (52,019) | 14,201 | 9,297 | 77,346 |
| **Other Income (Expenses):** | | | | |
| Interest and dividend income | 2,021 | 678 | 268 | 2,230 |
| Interest expense | (2,414) | (1,713) | (738) | (6,140) |
| Loss on write-down or disposal of inventories (Note 12) | (52,365) | — | — | — |
| Gain on sale of property and equipment | — | — | 1,249 | 10,391 |
| Loss on sale or disposal of property and equipment | (3,757) | (502) | (680) | (5,657) |
| Loss on valuation of investments in securities (Note 14) | (10,237) | (6,236) | (960) | (7,987) |
| Gain on donated assets from Mr. Okawa (Note 19) | 77,913 | 1,667 | — | — |
| Gain on sales of investments in securities | 1,693 | 1,136 | 3,078 | 25,607 |
| Net gain (loss) on foreign exchange | 3,585 | (5) | (114) | (948) |
| Additional provision for accrued employees' benefits (Note 20) | (2,386) | — | — | — |
| Additional benefits for retirees (Note 20) | (945) | — | — | — |
| Value-added tax exempted | — | 733 | — | — |
| Amortization of bond and note issue expenses | (734) | (482) | (595) | (4,950) |
| Equity in gains (losses) of non-consolidated subsidiaries and affiliates | (2,942) | (828) | 440 | 3,661 |
| Provision for doubtful accounts | (2,110) | — | (1,161) | (9,659) |
| Amortization of excess investment costs over net assets of consolidated subsidiaries acquired (Note 13) | (6,322) | — | — | — |
| Impairment charge on goodwill | — | (4,378) | — | — |
| Loss on settlement of donated assets from Mr. Okawa (Note 19) | — | (16,725) | (2,717) | (22,604) |
| Other, net | (4,474) | (1,840) | (919) | (7,646) |
| Total other expenses, net | (3,474) | (28,495) | (2,849) | (23,702) |
| Income (loss) before income taxes and minority interest in earnings of consolidated subsidiaries | (55,493) | (14,294) | 6,448 | 53,644 |
| **Income Taxes (Note 10):** | | | | |
| Current | 2,593 | 4,325 | 1,945 | 16,181 |
| Deferred | (3,385) | (951) | 1,395 | 11,606 |
| | (792) | 3,374 | 3,340 | 27,787 |
| | (54,701) | (17,668) | 3,108 | 25,857 |
| **Minority Interest in Earnings of Consolidated Subsidiaries** | 2,971 | (161) | (54) | (449) |
| Net income (loss) | ¥ (51,730) | ¥ (17,829) | ¥ 3,054 | $ 25,408 |

| | Yen | | | U.S. dollars (Note 1.1) |
|---|---|---|---|---|
| | 2001 | 2002 | 2003 | 2003 |
| **Per Share (Note 2.14):** | | | | |
| Net income (loss)—basic | ¥ (341.6) | ¥ (119.2) | ¥ 19.7 | $ 0.16 |
| —diluted | — | — | 18.7 | 0.16 |
| Cash dividends | — | — | — | — |
| Weighted average number of shares (thousands) | 151,444 | 149,633 | 154,784 | 154,784 |

The accompanying notes are an integral part of these statements.

# Consolidated Statements of Shareholders' Equity

SEGA CORPORATION and Consolidated Subsidiaries - For the years ended March 31, 2001, 2002 and 2003

| | Millions of yen | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Number of shares of common stock | Common stock | Additional paid-in capital | (Accumulated deficit) Retained earnings | Adjustment on revaluation of land | Unrealized gain (loss) on other securities | Treasury stock | Translation adjustment | Total |
| **Balance at March 31, 2000** | 122,495,720 | ¥ 64,149 | ¥ 63,674 | ¥ (48,248) | ¥ — | ¥ 1,160 | ¥ (10) | ¥ — | ¥ 80,725 |
| Net loss for the year ended March 31, 2001 | — | — | — | (51,730) | — | — | — | — | (51,730) |
| Increase in retained earnings of newly consolidated subsidiaries | — | — | — | 108 | — | — | — | — | 108 |
| Decrease in retained earnings of newly consolidated subsidiaries | — | — | — | (314) | — | — | — | — | (314) |
| Bonuses to directors and corporate auditors | — | — | — | (1) | — | — | — | — | (1) |
| Increase of treasury stock | — | — | — | — | — | — | (33,637) | — | (33,637) |
| Unrealized holding gain (loss) arising during the period | — | — | — | — | — | (1,137) | — | — | (1,137) |
| Issuance of common stock | 36,000,000 | 50,688 | 50,688 | — | — | — | — | — | 101,376 |
| Conversion of convertible bonds | 3,901,244 | 3,079 | 3,076 | — | — | — | — | — | 6,155 |
| Exercise of stock options | 1,500 | 3 | 2 | — | — | — | — | — | 5 |
| Increase in translation adjustment | — | — | — | — | — | — | — | (9,863) | (9,863) |
| **Balance at March 31, 2001** | 162,398,464 | 117,919 | 117,440 | (100,185) | — | 23 | (33,647) | (9,863) | 91,687 |
| Net loss for the year ended March 31, 2002 | — | — | — | (17,829) | — | — | — | — | (17,829) |
| Bonuses to directors and corporate auditors | — | — | — | (24) | — | — | — | — | (24) |
| Conversion of convertible bonds | 9,681,513 | 7,320 | 7,309 | — | — | — | — | — | 14,629 |
| Exercise of stock options | 182,500 | 167 | 168 | — | — | — | — | — | 335 |
| Unrealized holding gain (loss) arising during the period | — | — | — | — | — | 2,563 | — | — | 2,563 |
| Adjustment on revaluation of land during the period | — | — | — | — | (9,281) | — | — | — | (9,281) |
| Decrease of treasury stock | — | — | — | — | — | — | 62 | — | 62 |
| Increase in translation adjustment | — | — | — | — | — | — | — | 1,428 | 1,428 |
| **Balance at March 31, 2002** | 172,262,477 | 125,406 | 124,917 | (118,038) | (9,281) | 2,586 | (33,585) | (8,435) | 83,570 |
| Net income for the year ended March 31, 2003 | — | — | — | 3,054 | — | — | — | — | 3,054 |
| Bonuses to directors and corporate auditors | — | — | — | (101) | — | — | — | — | (101) |
| Conversion of convertible bonds | 2,059,613 | 1,553 | 1,549 | — | — | — | — | — | 3,102 |
| Exercise of stock options | 623,600 | 624 | 623 | — | — | — | — | — | 1,247 |
| Transfer from additional paid-in capital to retained earings | — | — | (124,917) | 124,917 | — | — | — | — | — |
| Unrealized holding gain (loss) arising during the period | — | — | — | — | — | (3,137) | — | — | (3,137) |
| Adjustment on revaluation of land during the period | — | — | — | (3,016) | 3,016 | — | — | — | — |
| Purchase of treasury stock | — | — | — | — | — | — | (56) | — | (56) |
| Decrease of treasury stock | — | — | — | — | — | — | — | — | — |
| Increase in translation adjustment | — | — | — | — | — | — | — | (793) | (793) |
| **Balance at March 31, 2003** | 174,945,690 | ¥ 127,583 | ¥ 2,172 | ¥ 6,816 | ¥ (6,265) | ¥ (551) | ¥ (33,641) | ¥ (9,228) | ¥ 86,886 |

| | Thousands of U.S. dollars (Note 1.1) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Number of shares of common stock | Common stock | Additional paid-in capital | (Accumulated deficit) Retained earnings | Adjustment on revaluation of land | Unrealized gain (loss) on other securities | Treasury stock | Translation adjustment | Total |
| **Balance at March 31, 2002** | 172,262,477 | $ 1,043,311 | $ 1,039,243 | $ (982,013) | $ (77,214) | $ 21,514 | $ (279,409) | $ (70,175) | $ 695,257 |
| Net income for the year ended March 31, 2003 | — | — | — | 25,408 | — | — | — | — | 25,408 |
| Bonuses to directors and corporate auditors | — | — | — | (841) | — | — | — | — | (841) |
| Conversion of convertible bonds | 2,059,613 | 12,920 | 12,887 | — | — | — | — | — | 25,807 |
| Exercise of stock options | 623,600 | 5,192 | 5,183 | — | — | — | — | — | 10,375 |
| Transfer from additional paid-in capital to retained earings | — | — | (1,039,243) | 1,039,243 | — | — | — | — | — |
| Unrealized holding gain (loss) arising during the period | — | — | — | — | — | (26,098) | — | — | (26,098) |
| Adjustment on revaluation of land during the period | — | — | — | (25,092) | 25,092 | — | — | — | — |
| Purchase of treasury stock | — | — | — | — | — | — | (466) | — | (466) |
| Decrease in translation adjustment | — | — | — | — | — | — | — | — | — |
| Increase in translation adjustment | — | — | — | — | — | — | — | (6,597) | (6,597) |
| **Balance at March 31, 2003** | 174,945,690 | $ 1,061,423 | $ 18,070 | $ 56,705 | $ (52,122) | $ (4,584) | $ (279,875) | $ (76,772) | $ 722,845 |

The accompanying notes are an integral part of these statements.

## Consolidated Statements of Cash Flows

SEGA CORPORATION and Consolidated Subsidiaries - For the years ended March 31, 2001, 2002 and 2003

| | Millions of yen | | | Thousands of U.S. dollars (Note 1.1) |
|---|---|---|---|---|
| | 2001 | 2002 | 2003 | 2003 |
| **Cash Flows from Operating Activities:** | | | | |
| Income (loss) before income taxes and minority interest in earnings of consolidated subsidiaries | ¥ (55,493) | ¥ (14,294) | ¥ 6,448 | $ 53,644 |
| Adjustment for: | | | | |
| Depreciation and amortization | 21,471 | 18,590 | 14,983 | 124,651 |
| Transfer of amusement machines and facilities from investing activities | (8,460) | (8,005) | (4,086) | (33,993) |
| Provision for doubtful accounts | 3,138 | (558) | 445 | 3,702 |
| Increase in accrued employees' retirement benefits | 2,373 | 301 | 265 | 2,205 |
| Interest and dividend income | (2,021) | (678) | (268) | (2,230) |
| Interest expense | 2,414 | 1,713 | 738 | 6,140 |
| Equity in losses of non-consolidated subsidiaries and affiliates | 2,942 | 828 | (440) | (3,661) |
| Amortization of excess investment costs over net assets of consolidated subsidiaries | 7,070 | 374 | 236 | 1,963 |
| Impairment charge on goodwill | — | 4,378 | — | — |
| Loss on sales or disposal of property and equipment | 2,117 | 691 | 398 | 3,311 |
| Gain on sales of property and equipment | — | — | (1,248) | (10,383) |
| Gain on sales of investments in securities | (1,693) | (2,181) | (3,078) | (25,607) |
| Loss on valuation of investments in securities | 10,237 | 6,235 | 960 | 7,987 |
| Gain on donated assets from Mr. Okawa (Note 19) | (77,913) | (1,667) | — | — |
| Gain on settlement of donated assets from Mr. Okawa | — | 16,725 | 2,717 | 22,604 |
| Additional benefits for retirees | 945 | — | — | — |
| Increase (decrease) in notes and accounts receivable | 17,706 | (9,360) | 12,538 | 104,309 |
| Decrease in inventories | 29,007 | 8,913 | 977 | 8,128 |
| (Decrease) increase in notes and accounts payable | (31,089) | (7,259) | (2,146) | (17,854) |
| Decrease in accrued expenses | — | — | (7,745) | (64,434) |
| Others | 5,923 | 3,482 | (856) | (7,121) |
| Subtotal | (71,326) | 18,228 | 20,838 | 173,361 |
| Interest and dividends received | 2,033 | 811 | 330 | 2,745 |
| Interest paid | (2,209) | (2,078) | (728) | (6,056) |
| Payments for additional benefits for retirees | (234) | (711) | — | — |
| Proceeds from donated assets from Mr. Okawa | — | 1,205 | — | — |
| Payment on donated assets from Mr. Okawa (Note 19) | — | (6,960) | 18,889 | 157,146 |
| Income taxes paid | (2,234) | (1,145) | (5,097) | (42,404) |
| Net cash provided by (used in) operating activities | (73,970) | 9,350 | 34,232 | 284,792 |
| **Cash Flows from Investing Activities:** | | | | |
| Proceeds from cancelation of time deposits | — | — | 10,060 | 83,694 |
| (Decrease) increase in amount of times deposits | — | (10,006) | (50) | (416) |
| Payments for purchases of property and equipment | (7,025) | (3,673) | (7,016) | (58,369) |
| Payments on acquisition of intangible assets | — | (2,242) | (1,308) | (10,882) |
| Proceeds from sales of property and equipment | 2,952 | 2,232 | 5,509 | 45,832 |
| Payments for purchases of investments in securities | (3,624) | (1,069) | (180) | (1,498) |
| Proceeds from sales of investments in securities | 14,772 | 3,947 | 6,946 | 57,787 |
| Payments for purchases of shares of consolidated subsidiaries | (2,213) | — | — | — |
| Payments for advances | (504) | (255) | (173) | (1,439) |
| Proceeds from collections advances | 2,390 | 534 | 509 | 4,235 |
| Payments for fixed leasehold deposits | (582) | (1,388) | (2,960) | (24,626) |
| Proceeds from collections of fixed leasehold deposits | 2,950 | 3,158 | 2,578 | 21,448 |
| Other | (1,196) | 284 | 85 | 707 |
| Net cash provided by (used in) investing activities | 7,920 | (8,478) | 14,000 | 116,473 |
| **Cash Flows from Financing Activities:** | | | | |
| (Decrease) increase in short-term bank loans, net | (6,308) | (15,825) | (27,339) | (227,446) |
| Issuance of long-term debt | — | 5,080 | 31,565 | 262,604 |
| Repayment of long-term debt | (2,705) | (261) | (12,817) | (106,631) |
| Proceeds from issuance of debentures | — | — | 17,631 | 146,681 |
| Payments on redemption debentures | (88,145) | (25,000) | (5,000) | (41,597) |
| Proceeds from issuance of convertible bonds | — | 48,585 | — | — |
| Payment on redemption of convertible bonds | — | (20) | (4,621) | (38,444) |
| Proceeds from issuance of shares to minority shareholders | — | — | 446 | 3,710 |
| Issuance of common stock | 101,376 | — | — | — |
| Dividends paid | (67) | (28) | (8) | (67) |
| Proceeds from issuance of share under execise of stock options | — | — | 1,246 | 10,366 |
| Other | 314 | 958 | (56) | (466) |
| Net cash provided by financing activities | 4,465 | 13,489 | 1,047 | 8,710 |
| **Effect of Exchange Rate Changes on Cash and Cash Equivalents** | 605 | 757 | (668) | (5,557) |
| **Net Increase (Decrease) in Cash and Cash Equivalents** | (60,980) | 15,118 | 48,611 | 404,418 |
| **Cash and Cash Equivalents at Beginning of Year** | 98,325 | 37,633 | 52,751 | 438,860 |
| **Increase of Cash and Cash Equivalents from Newly Consolidated Subsidiaries** | 427 | — | — | — |
| **Decrease of Cash and Cash Equivalents from Exclusion of Consolidated Subsidiaries** | (139) | — | — | — |
| **Cash and Cash Equivalents at End of Year (Note 3)** | ¥ 37,633 | ¥ 52,751 | ¥ 101,362 | $ 843,278 |

## 1. Basis of Presenting the Consolidated Financial Statements

### 1.1 Basis of Presentation

The accompanying consolidated financial statements have been prepared based on the accounts maintained by SEGA CORPORATION (the "Company") and its consolidated subsidiaries (collectively, "SEGA") in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements from International Accounting Standards. The consolidated statements of shareholders' equity for the years ended March 31, 2001, 2002 and 2003 have been prepared to provide additional information.

The accompanying consolidated financial statements incorporate certain reclassifications and rearrangements in order to present these statements in a form which is more familiar to the readers of these statements outside Japan. In addition, the notes to consolidated financial statements include information which is not required under generally accepted accounting information.

The U.S. dollar amounts stated in the consolidated financial statements are included solely for the convenience of readers outside Japan. The rate of ¥120.20=U.S.$1, the average rate of exchange as at March 31, 2003, has been used for the purpose of such translations. Those translations should not be construed as representations that the Japanese yen amounts have been or could be converted into U.S dollars at that rate or any other rate.

### 1.2 Significant Shareholder

The Company is an affiliate of CSK Corporation, Japan, which owned 39,148 thousand shares of common stock of the Company at March 31, 2002 and 2003, respectively, representing 22.7% and 22.4% of shares outstanding at such dates. There have been no material transactions and account balances outstanding, other than these shareholdings, between the Company and CSK Corporation.

## 2. Summary of Significant Accounting Policies

### 2.1 Scope and Principles of Consolidation

The Company had 56 subsidiaries and 8 affiliates at March 31, 2003 (58 subsidiaries and 13 affiliates at March 31, 2002). The consolidated financial statements include the accounts of the Company and 47 of its subsidiaries at March 31, 2003 (50 at March 31, 2002), which are mostly listed below.

| | Country of incorporation | Equity ownership percentage at March 31, 2003 | Fiscal year-end |
|---|---|---|---|
| SEGA Holdings U.S.A., Inc. | U.S.A. | 100.0 | March 31 |
| SEGA Amusements U.S.A., Inc. | U.S.A. | (100.0) | March 31 |
| SEGA Enterprises, Inc. (U.S.A.) | U.S.A. | (100.0) | March 31 |
| SEGA of America, Inc. | U.S.A. | (100.0) | March 31 |
| Visual Concepts Entertainment, Inc. | U.S.A. | (100.0) | March 31 |
| SEGA Com, Inc. | U.S.A. | 100.0 | March 31 |
| SEGA Europe Ltd. | U.K. | 100.0 | February 28 |
| SEGA Amusements Europe Ltd. | U.K. | (100.0) | February 28 |
| JPM International Ltd. | U.K. | (100.0) | February 28 |
| ACE Coin Equipment Ltd. | U.K. | (100.0) | February 28 |
| Crystal Leisure Ltd. | U.K. | (100.0) | February 28 |
| SEGA Gesellschaft fur Videospiele mbH | Germany | (100.0) | February 28 |
| SEGA Consumer Products S.A. | Spain | (100.0) | February 28 |
| SEGA France. S.A. | France | (100.0) | February 28 |
| SEGA-AM2 Co., Ltd. | Japan | 100.0 | March 31 |
| Sega Amusement Ltd. | Japan | 100.0 | March 31 |
| SEGA TOYS, Ltd. | Japan | 60.3 | March 31 |
| SEGA Music Networks Co., Ltd. | Japan | 100.0 | March 31 |
| SEGA Logistics Service Ltd. | Japan | 100.0 | March 31 |
| Hitmaker Co., Ltd. | Japan | 100.0 | March 31 |
| WOW Entertainment Inc. | Japan | 100.0 | March 31 |
| Smilebit Corporation | Japan | 100.0 | March 31 |
| Overworks Ltd. | Japan | 100.0 | March 31 |
| Sonicteam Ltd. | Japan | 100.0 | March 31 |
| Amusement Vision Ltd. | Japan | 100.0 | March 31 |
| Sega Rosso Co., Ltd. | Japan | 100.0 | March 31 |
| United Game Artists Ltd. | Japan | 100.0 | March 31 |
| Wavemaster Inc. | Japan | 85.3 | March 31 |
| Other 19 subsidiaries | Japan | 100.0 | March 31 |

*Parentheses indicate indirect ownership by the company.*

Major affiliated companies which are recognized to be substantially controlled by the Company under the effective control approach are consolidated regardless of the percentage of ownership. All significant inter-company transactions and accounts and unrealized inter-company profits are eliminated on consolidation.

Investments in affiliates in which the Company has significant influence are stated using the equity method. Consolidated net income includes SEGA's equity in current earnings after elimination of unrealized inter-company profits.

### 2.2 Translation of Foreign Currency Transactions and Accounts

All monetary assets and liabilities denominated in foreign currencies, whether long-term or short-term, are translated at the foreign exchange rates prevailing at the respective balance sheet dates. Foreign currency transactions are generally translated using the foreign exchange rates prevailing at the respective transaction dates.

The translation of revenue and expenses in the financial statements of foreign subsidiaries and affiliates into Japanese yen is performed by using the average exchange rate during the year. Assets and liabilities are translated using the foreign exchange rates prevailing at the balance sheet dates, and shareholders' equity at beginning of the year is translated into Japanese yen at the historical rates. Foreign currency financial statement translation differences are presented as "Translation Adjustment" in the shareholders' equity.

In addition, hedge accounting was applied to foreign currency monetary assets/liabilities on foreign exchange forward contracts.

Translation adjustment amounting to debit ¥8,435 million and debit ¥9,228 million ($76,772 thousand) as of March 31, 2002 and 2003, respectively were classified as a component of shareholders' equity as opposed to a component of assets or liabilities.

### 2.3 Cash and Cash Equivalents

Cash and cash equivalents in the consolidated statements of cash flows are composed of cash on hand and time deposits able to be withdrawn on demand and highly liquid investments which are principally the investments with an original maturity of three months or less and which represent a minor risk of fluctuations in value.

### 2.4 Marketable and Investment Securities

Securities held by SEGA, are classified into three categories: 1) trading securities; 2) held-to-maturity debt securities; and 3) other securities.

Trading securities held for the purpose of generating profits from changes in market value are recognized at their fair value in the consolidated balance sheets. Unrealized gains and losses are included in current income. Held-to-maturity debt securities are expected to be held to maturity and are recognized at historical or amortized cost in the consolidated balance sheets. Other securities classified as other than trading securities and held-to-maturity debt securities are recognized at fair value in the consolidated balance sheets. Unrealized gains and losses for these other securities are reported as a separate component of shareholders' equity, net of tax. Other than temporary declines in the value of other securities and unlisted securities are reflected in current income. Marketable securities and other securities are classified as "Investments in Securities" except for trading marketable securities which are included in Current Assets.

### 2.5 Inventories

Inventories held by the Company and its domestic consolidated subsidiaries are stated at cost, as determined using the moving-average method. Inventories held by the foreign consolidated subsidiaries are mainly valued at the lower of cost, as determined by the first-in, first-out method, or market value.

### 2.6 Property and Equipment

Property and equipment, including significant renewals and improvements, are carried at cost less depreciation. Maintenance and repairs including minor renewals and improvements are charged to income as incurred. Depreciation is computed primarily on the declining-balance method at rates based on the estimated useful lives of the assets which are prescribed by the Japanese income tax laws. When retired or disposed of, the difference between the net book value and sales proceeds is charged or credited to income.

### 2.7 Deferred Charges

Debt issuance costs are amortized over three years.

### 2.8 Intangible Assets

Amortization of intangible assets was computed using the straight-line method. Amortization of software for self-use was computed using the straight-line method over the estimated useful life of five years.

### 2.9 Amortization of Goodwill

The Company amortizes goodwill over 5 years using the straight-line method and SEGA Europe Ltd. is amortizing the goodwill brought by acquiring stocks of JPM International Ltd. and three other subsidiaries over 15 years. Immaterial amounts of goodwill are all amortized in a single year.

An impairment loss on goodwill of SEGA Enterprises, Inc. (U.S.A.) was recognized as an Impairment Charge on Goodwill for the year ended March 31, 2002.

### 2.10 Income Taxes

Income taxes of the Company and its domestic consolidated subsidiaries consist of corporate income taxes, local inhabitants' taxes and enterprise taxes. Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and those as reported in the consolidated financial statements.

The company filed a consolidated income tax return for the year ended March 31, 2003, whereas each of the domestic consolidated subsidiaries filed a separate income tax return prior to the period.

As a result of filing the consolidated income tax return, net income for this fiscal year has increased by ¥2,782 million ($23,145 thousand), as compared with the amounts which would have been reported if the separate income tax return had been filed consistently.

### 2.11 Finance Leases

Leases that transfer substantially all the risks and rewards of ownership of the assets are accounted for as capital leases, except that leases do not transfer ownership of the assets at the end of the lease term are accounted for as operating leases, in accordance with accounting principals and practices generally accepted in Japan. All finance leases in overseas subsidiaries are accounted for as finance leases and similarly accounted for as sales transactions.

### 2.12 Accrued Employees' Retirement Benefits

To provide for the employees' retirement benefits, the Company and domestic consolidated subsidiaries provided the deemed retirement obligations based on the estimated present value of projected benefit obligations in excess of the fair value of the plan assets at the end of this period. Unrecognized actuarial gains and losses are amortized on a straight-line basis over a certain period of 10 years within average remaining service periods of employees, starting from the respective fiscal year immediately subsequent to the year of occurrence.

### 2.13 Development Costs for Software to Be Sold

Development costs for software to be sold are charged to cost of sales as incurred.

### 2.14 Net Income per Share

Net income and loss per share are computed based on the weighted average number of shares of common stock outstanding during each fiscal period. Diluted net loss per share was not disclosed for the years ended March 31, 2001 and 2002, as loss per share was not calculated for the year after the adjustment for dilution.

On September 25, 2002, the Accounting Standards Board of Japan issued new accounting standards concerning accounting for net income per share, effective for fiscal years beginning on or after April 1, 2002. SEGA has adopted these new accounting standards from the fiscal year commencing on April 1, 2002. Under the new accounting standards, "bonuses to directors and corporate auditors", which are determined through appropriation of retained earnings by resolution of a general shareholders' meeting subsequent to fiscal year-end and not reflected in the statement of income of the current year, should be reflected in the calculation of net income per share, as if "bonuses to directors and corporate auditors" was charged to income in the current fiscal year.

### 2.15 Appropriation of Retained Earnings

The appropriation of retained earnings reflected in the accompanying consolidated financial statements has been recorded after approval by the shareholders as required under the Commercial Code of Japan.

## 3. Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2002 and 2003, consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2002 | 2003 | 2003 |
| Cash and time deposits | ¥ 62,757 | ¥ 101,367 | $ 843,319 |
| Time deposits with original maturity over 3 months | (10,006) | (5) | (41) |
| Total cash and cash equivalents | ¥ 52,751 | ¥ 101,362 | $ 843,278 |

### Important Non-Cash Transactions

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| Convertible bonds: | | | |
| Increase of common stock by conversion of convertible bonds | ¥ 7,320 | ¥ 1,553 | $ 12,920 |
| Increase of additional paid-in capital by conversion of convertible bonds | 7,309 | 1,549 | 12,887 |
| Decrease of convertible bonds by conversion | ¥ 14,629 | ¥ 3,102 | $ 25,707 |

## 4. Inventories

Inventories as of March 31, 2002 and 2003, consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2002 | 2003 | 2003 |
| Merchandise | ¥ 2,161 | ¥ 2,090 | $ 17,388 |
| Products | 3,924 | 2,971 | 24,717 |
| Materials | 2,286 | 2,107 | 17,529 |
| Work in process | 1,000 | 1,374 | 11,431 |
| Supplies | 275 | 297 | 2,471 |
| Total | ¥ 9,646 | ¥ 8,839 | $ 73,536 |

## 5. Investments in Securities

The cost, net unrealized gains or losses and fair value for marketable securities classified as investments in securities are summarized as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2002 | 2003 | 2003 |
| Stock: | | | |
| Cost | ¥ 16,863 | ¥ 1,978 | $ 16,456 |
| Carrying amount (fair value) | 21,376 | ¥ 1,659 | 13,802 |
| Unrealized gain (loss)-net | 4,513 | (319) | (2,654) |
| Bonds and Debentures: | | | |
| Cost | ¥ 537 | — | — |
| Carrying amount (fair value) | 526 | — | — |
| Unrealized gain (loss)-net | (11) | — | — |

The carrying amounts of non-marketable securities held at March 31, 2002 and 2003 were ¥5,189 million and ¥4,289 million ($35,682 thousand) for stock, respectively. For bonds, they were held on March 31 2002 only, not 2003, for the carrying amount of ¥200 million.

The proceeds from sales of investments in securities were ¥13,401 million and ¥12,447 million ($103,552 thousand) and gross gains of ¥4,077 million and ¥3,639 million ($30,275 thousand) and gross losses of ¥3,353 million and ¥1,312 million ($10,915 thousand) were realized on the sales for the year ended March 31, 2002 and 2003, respectively.

## 6. Revaluation of Land Used for Business Operation in Accordance with the Land Revaluation Law

In accordance with the 34th Act issued on March 31, 1998 and the 19th Act issued on March 31, 2001, the Company revalued land for their business relating to the Land Revaluation Law. They recorded the entire differences between carrying amount and revalued amount as Adjustment on Revaluation of Land as a separate component of shareholders' equity. Revaluation of land was performed by making a reasonable adjustment on the standard basis of land in accordance with Article 2-3 of the Enforcement Ordinance of 119th Cabinet Order issued on March 31, 1998 relating to the Land Revaluation Law, and by the real estate appraiser in accordance with the Article 2-5 of the said Enforcement Ordinance.

Date of Revaluation: March 31, 2002

Book value before Revaluation: ¥20,734 million ($155,602 thousand)

Book value after Revaluation: ¥11,453 million ($85,951 thousand)

Fair value as of March 31, 2003 was less than revalued book value by ¥427 million ($3,552 thousand).

## 7. Fixed Leasehold Deposits

SEGA conducts amusement center operations on property leased from lessors on a long-term cancellable basis. Japanese lessors require large amounts of leasehold deposits relative to the amount of annual lease rental payments. Such leasehold deposits do not bear interest and are generally returnable only when the lease is terminated. Such leasehold deposits are shown in the consolidated balance sheets as "Fixed Leasehold Deposits."

## 8. Long-Term Debt

Long-term debt at March 31, 2002 and 2003, consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2002 | 2003 | 2003 |
| 1.70% unsecured notes, due 2002 | ¥ 5,000 | ¥ — | $ — |
| 0.37% unsecured notes, due 2005 | — | 3,000 | 24,958 |
| 0.73% unsecured notes, due 2008 | — | 3,000 | 24,958 |
| 0.44% unsecured notes, due 2008 | — | 3,000 | 24,958 |
| 0.45% unsecured notes, due 2008 | — | 5,000 | 41,598 |
| 1.06% unsecured notes, due 2008 | — | 4,000 | 33,278 |
| 0.40% convertible bonds due 2006 | 9,908 | 6,806 | 56,623 |
| Zero-coupon convertible bonds due 2004 | 50,000 | 45,000 | 374,376 |
| Unsecured loans, from banks due 2003 to 2010 with average interest of 1.9% per annum in 2002 and due 2005 to 2010 with average interest of 2.0% per annum in 2003 | 5,197 | 23,945 | 199,200 |
| | 70,105 | 93,751 | 779,950 |
| Less portion due within one year | 6,741 | 7,389 | 61,473 |
| Total | ¥ 63,364 | ¥ 86,362 | $ 718,486 |

The aggregate annual maturities of long-term debt after March 31, 2003, are as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| Years ending March 31, | 2002 | 2003 | 2003 |
| 2003 | ¥ 6,741 | ¥ — | $ — |
| 2004 | 1,640 | 7,389 | 61,473 |
| 2005 | 51,806 | 52,828 | 439,501 |
| 2006 | 9,910 | 14,625 | 121,672 |
| 2007 | 2 | 6,794 | 56,522 |
| 2008 | — | 12,109 | 100,740 |

The zero-coupon convertible bonds due 2004 were issued on June 18, 2001 for a principal amount of ¥50,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥2,398 per share effective July 7, 2001. The 0.40% convertible bonds due 2006 were issued on February 17, 1999 for a principal amount of ¥30,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥1,506.10 per share effective June 19, 2001.

## 9. Accounting Treatment for Notes Receivable/Payable at year-end

Notes receivable/payable maturing at year-end are treated as if they were settled at the clearing date of notes. Consequently, as March 31, 2002 was a holiday for banking institutions, while March 31 2003 was not, notes receivable and payable maturing on that date could not be settled and were included in the ending balance as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2002 | 2003 | 2003 |
| Notes receivable | — | — | — |
| Notes payable | ¥ 2,911 | ¥ — | $ — |

## 10. Income Taxes

SEGA is subject to a number of different income taxes which, in the aggregate, indicate a statutory tax rate in Japan of approximately 42 percent and 44 percent for the years ended March 31, 2002 and 2003, respectively. The significant components of deferred tax assets and liabilities at March 31, 2002 and 2003, were as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2002 | 2003 | 2003 |
| Deferred tax assets: | | | |
| Loss carryforwards | ¥ 51,872 | ¥ 59,250 | $ 492,928 |
| Excess over the limit of allowance for doubtful accounts | 20,965 | 17,670 | 147,005 |
| Devaluation of investments in securities | 49,355 | 33,614 | 279,651 |
| Devaluation of inventories | 1,944 | 1,340 | 11,148 |
| Other | 10,911 | 16,058 | 133,594 |
| Gross deferred tax assets | 135,047 | 127,932 | 1,064,326 |
| Less valuation allowance | (133,382) | (127,140) | (1,057,737) |
| Total deferred tax assets | 1,665 | 792 | 6,589 |
| Deferred tax liabilities: | | | |
| Unrealized gain on investments in securities | 2,043 | — | — |
| Special reserve for tax purposes | 102 | — | — |
| Other | — | 330 | 2,745 |
| Gross deferred tax liabilities | 2,145 | 330 | 2,745 |
| Net deferred assets (liabilities) | ¥ (480) | ¥ 462 | $ 844 |

## 11. Research and Development Expenses

Research and development expenses included in manufacturing costs and selling, general and administrative expenses were ¥23,208 million and ¥27,665 million ($230,158 thousand) for the years ended March 31, 2002 and 2003, respectively.

## 12. Loss on Write-Down or Disposal of Inventories

The loss derived from write-down or disposal of consumer products and amusement machines, and amortization of software development costs in line with the restructuring of its business lines for the year ended March 31, 2001 were ¥52,365 million.

## 13. Amortization of Excess Investment Cost Over Net Assets of Consolidated Subsidiaries Acquired

The amortization included ¥4,502 million for SEGA.Com, Inc. and ¥1,255 million for CSK Research Institute Inc., both of which are consolidated subsidiaries for the year ended March 31, 2001.

## 14. Loss on Valuation of Investments in Securities

The valuation loss included ¥2,687 million on TMS Entertainment Ltd. and ¥1,224 million on SOFTBANK CORP. for the year ended March 31, 2001, and included ¥2,720 million on ASCII corporation and ¥1,208 million on CSK ELECTRONICS CORPORATION for the year ended March 31, 2002, respectively.

## 15. Gain on Sale of Property and Equipment

The gain derived from transferring real estate.

## 16. Finance Leases

### 16.1 Lessee

Lease rental expense on finance lease contracts without ownership transfer during the years ended March 31, 2002 and 2003 were summarized as follows:

| | Millions of yen 2002 | Millions of yen 2003 | Thousands of U.S. dollars 2003 |
|---|---|---|---|

Acquisition cost, accumulated depreciation and book value of leased properties as of March 31, 2002 and 2003 were summarized as follows:

| | Millions of yen 2002 | Millions of yen 2003 | Thousands of U.S. dollars 2003 |
|---|---|---|---|
| Buildings: | | | |
| Acquisition cost | ¥ 1,161 | ¥ 958 | $ 7,970 |
| Accumulated depreciation | (808) | (810) | (6,739) |
| Book value | ¥ 353 | ¥ 148 | $ 1,231 |
| Other: | | | |
| Acquisition cost | ¥ 5,673 | ¥ 3,040 | $ 25,291 |
| Accumulated depreciation | (3,964) | (2,231) | (18,561) |
| Book value | ¥ 1,709 | ¥ 809 | $ 6,730 |

The amounts of outstanding future lease payments for finance leases without ownership transfer at March 31, 2002 and 2003 including the interest were summarized as follows:

| | Millions of yen 2002 | Millions of yen 2003 | Thousands of U.S. dollars 2003 |
|---|---|---|---|
| Future lease payments: | | | |
| Within one year | ¥ 1,314 | ¥ 630 | $ 5,241 |
| More than one year | 806 | 380 | 3,162 |
| | ¥ 2,120 | ¥ 1,010 | $ 8,403 |

Lease payments and the calculated amounts relevant to depreciation and interest expense for leased properties for the years ended March 31, 2002 and 2003 were summarized as follows:

| | Millions of yen 2002 | Millions of yen 2003 | Thousands of U.S. dollars 2003 |
|---|---|---|---|
| Lease payments | ¥ 2,194 | ¥ 1,420 | $ 11,814 |
| Depreciation | 2,017 | 1,313 | 10,923 |
| Interest expense | ¥ 111 | ¥ 111 | $ 923 |

The amounts of outstanding future lease payments for non-cancellable operating leases at March 31, 2002 and 2003 were summarized as follows:

| | Millions of yen 2002 | Millions of yen 2003 | Thousands of U.S. dollars 2003 |
|---|---|---|---|
| Future lease payments: | | | |
| Within one year | ¥ 1,240 | ¥ 1,200 | $ 9,983 |
| More than one year | 5,853 | 4,470 | 37,188 |
| | ¥ 7,093 | ¥ 5,670 | $ 47,171 |

### 16.2 Lessor

Lease rental income on finance lease contracts without ownership transfer during the years ended March 31, 2002 and 2003 were summarized as follows:

Acquisition cost, accumulated depreciation and book value of leased properties as of March 31, 2002 and 2003 were summarized as follows:

| | Millions of yen 2002 | Millions of yen 2003 | Thousands of U.S. dollars 2003 |
|---|---|---|---|
| Other: | | | |
| Acquisition cost | ¥ 200 | ¥ 108 | $ 899 |
| Accumulated depreciation | (161) | (96) | (799) |
| Book value | ¥ 39 | ¥ 12 | $ 100 |

The amounts of outstanding future lease receipts for finance leases without ownership transfer at March 31, 2002 and 2003 including the interest were summarized as follows:

| | Millions of yen 2002 | Millions of yen 2003 | Thousands of U.S. dollars 2003 |
|---|---|---|---|
| Future lease receipts: | | | |
| Within one year | ¥ 34 | ¥ 8 | $ 66 |
| More than one year | 7 | 5 | 42 |
| | ¥ 41 | ¥ 13 | $ 108 |

Lease receipts and the calculated amount relevant to depreciation and interest income for the leased properties for the years ended March 31, 2002 and 2003 were summarized as follows:

| | Millions of yen 2002 | Millions of yen 2003 | Thousands of U.S. dollars 2003 |
|---|---|---|---|
| Lease receipts | ¥ 88 | ¥ 31 | $ 258 |
| Depreciation | 82 | 30 | 250 |
| Interest expense | 4 | — | — |

The amounts of outstanding future lease receipts for non-cancellable operating leases at March 31, 2002 and 2003 were summarized as follows;

| | Millions of yen 2002 | Millions of yen 2003 | Thousands of U.S. dollars 2003 |
|---|---|---|---|
| Future lease receipts: | | | |
| Within one year | ¥ 445 | ¥ 182 | $ 1,514 |
| More than one year | 414 | 157 | 1,306 |
| | ¥ 859 | ¥ 339 | $ 2,820 |

## 17. Commitments and Contingencies

SEGA was contingently liable for obligations of others as of March 31, 2002 and 2003 as follows:

| | Millions of yen 2002 | Millions of yen 2003 | Thousands of U.S. dollars 2003 |
|---|---|---|---|
| Notes endorsed | ¥ 36 | ¥ — | $ — |
| Guarantees of obligations to banks for: | | | |
| Linguaphone Japan, Ltd. | 100 | — | — |
| Other guarantee or commitments for: | | | |
| SEGA Lease Co., Ltd. | 18 | — | — |
| SEGA Game Works LLC. | 479 | 341 | 2,837 |
| | ¥ 633 | ¥ 341 | $ 2,837 |

## 18. Segment Information

### 18.1 Business Segment Information

SEGA operates principally in the following business segments:

Amusement machine sales, amusement center operations and consumer business. Details of each segment of business are as follows:

>> Amusement machine sales: Manufacturing and selling arcade video games, medal games, prize games, vending machines, change machines, IC boards and karaoke machines

>> Amusement center operations: Operating amusement centers

>> Consumer business (consumer product sales in prior years): Manufacturing and selling home video games, toys and educational equipment, etc.

Sales of SEGA for the years ended March 31, 2001, 2002 and 2003, classified by business segment were summarized as follows:

| | Millions of yen | | | | |
|---|---|---|---|---|---|
| Year ended March 31, 2001 | Amusement machine sales | Amusement center operations | Consumer business | Eliminations/ Corporations | Total |
| Net sales to: | | | | | |
| Outside customers | ¥ 52,503 | ¥ 74,657 | ¥ 115,753 | ¥ — | ¥ 242,913 |
| Intersegment sales/transfers | 9,722 | — | — | (9,722) | — |
| Total | 62,225 | 74,657 | 115,753 | (9,722) | 242,913 |
| Cost of sales and operating expenses | 52,591 | 66,415 | 184,940 | (9,014) | 294,932 |
| Operating income (loss) | ¥ 9,634 | ¥ 8,242 | ¥ (69,187) | ¥ (708) | ¥ (52,019) |
| Assets | ¥ 44,987 | ¥ 53,972 | ¥ 40,866 | ¥ 144,641 | ¥ 284,466 |
| Depreciation and amortization | 1,805 | 12,844 | 9,225 | 289 | 24,163 |
| Capital expenditures | 925 | 12,763 | 7,660 | 157 | 21,505 |

| | Millions of yen | | | | |
|---|---|---|---|---|---|
| Year ended March 31, 2002 | Amusement machine sales | Amusement center operations | Consumer business | Eliminations/ Corporations | Total |
| Net sales to: | | | | | |
| Outside customers | ¥ 52,664 | ¥ 68,534 | ¥ 85,136 | ¥ — | ¥ 206,334 |
| Intersegment sales/transfers | 19,516 | 469 | 13 | (19,998) | — |
| Total | 72,180 | 69,003 | 85,149 | (19,998) | 206,334 |
| Cost of sales and operating expenses | 70,223 | 60,889 | 79,571 | (18,550) | 192,133 |
| Operating income (loss) | ¥ 1,957 | ¥ 8,114 | ¥ 5,578 | ¥ (1,148) | ¥ 14,201 |
| Assets | ¥ 35,141 | ¥ 58,635 | ¥ 54,641 | ¥ 95,493 | ¥ 243,910 |
| Depreciation and amortization | 1,602 | 12,370 | 3,853 | 764 | 18,589 |
| Capital expenditures | 1,871 | 10,900 | 2,169 | 676 | 15,616 |

| | Millions of yen | | | | |
|---|---|---|---|---|---|
| Year ended March 31, 2003 | Amusement machine sales | Amusement center operations | Consumer business | Eliminations/ Corporations | Total |
| Net sales to: | | | | | |
| Outside customers | ¥ 61,344 | ¥ 69,331 | ¥ 66,549 | ¥ — | ¥ 197,224 |
| Intersegment sales/transfers | 14,408 | 53 | 124 | (14,585) | — |
| Total | 75,752 | 69,384 | 66,673 | (14,585) | 197,224 |
| Cost of sales and operating expenses | 64,859 | 61,335 | 75,243 | (13,510) | 187,927 |
| Operating income (loss) | ¥ 10,893 | ¥ 8,049 | ¥ (8,570) | ¥ (1,075) | ¥ 9,297 |
| Assets | ¥ 32,788 | ¥ 58,621 | ¥ 33,292 | ¥ 97,366 | ¥ 222,067 |
| Depreciation and amortization | 1,095 | 10,512 | 3,045 | 923 | 15,575 |
| Capital expenditures | 1,165 | 9,737 | 1,561 | 526 | 12,989 |

| Year ended March 31, 2003 | Thousands of U.S. dollars Amusement machine sales | Amusement center operations | Consumer business | Eliminations/ Corporations | Total |
|---|---|---|---|---|---|
| Net sales to: | | | | | |
| Outside customers | $ 510,350 | $ 576,797 | $ 553,652 | $ — | $ 1,640,799 |
| Intersegment sales/transfers | 119,867 | 441 | 1,031 | (121,339) | — |
| Total | 630,217 | 577,238 | 554,683 | (121,339) | 1,640,799 |
| Cost of sales and operating expenses | 539,592 | 510,275 | 625,982 | (112,396) | 1,563,453 |
| Operating income (loss) | $ 90,625 | $ 66,963 | $ (71,299) | $ (8,943) | $ 77,346 |
| Assets | $ 272,779 | $ 487,695 | $ 276,972 | $ 810,033 | $ 1,847,479 |
| Depreciation and amortization | 9,110 | 87,454 | 25,333 | 7,679 | 129,576 |
| Capital expenditures | 9,692 | 81,007 | 12,987 | 4,376 | 108,062 |

### 18.2 Geographical Segment Information

Sales of SEGA for the years ended March 31, 2001, 2002 and 2003, classified by geographical segment were summarized as follows:

| Year ended March 31, 2001 | Millions of yen Japan | North America | Europe | Other | Total | Eliminations/ Corporations | Consolidated total |
|---|---|---|---|---|---|---|---|
| Net sales to: | | | | | | | |
| Outside customers | ¥ 167,686 | ¥ 51,116 | ¥ 24,076 | ¥ 35 | ¥ 242,913 | ¥ — | ¥ 242,913 |
| Intersegment sales/transfers | 67,901 | 5,927 | 1,082 | — | 74,910 | (74,910) | — |
| Total | 235,587 | 57,043 | 25,158 | 35 | 317,823 | (74,910) | 242,913 |
| Cost of sales and operating expenses | 255,067 | 66,409 | 38,663 | 46 | 360,185 | (65,253) | 294,932 |
| Operating income (loss) | ¥ (19,480) | ¥ (9,366) | ¥ (13,505) | ¥ (11) | ¥ (42,362) | ¥ (9,657) | ¥ (52,019) |
| Assets | ¥ 156,328 | ¥ 31,082 | ¥ (16,899 | ¥ — | ¥ 204,309 | ¥ 80,157 | ¥ 284,466 |

| Year ended March 31, 2002 | Millions of yen Japan | North America | Europe | Other | Total | Eliminations/ Corporations | Consolidated total |
|---|---|---|---|---|---|---|---|
| Net sales to: | | | | | | | |
| Outside customers | ¥ 160,090 | ¥ 34,302 | ¥ 11,942 | ¥ — | ¥ 206,334 | ¥ — | ¥ 206,334 |
| Intersegment sales/transfers | 14,368 | 6,175 | 17 | — | 20,560 | (20,560) | — |
| Total | 174,458 | 40,477 | 11,959 | — | 226,894 | (20,560) | 206,334 |
| Cost of sales and operating expenses | 152,336 | 41,065 | 13,468 | — | 206,869 | (14,736) | 192,133 |
| Operating income (loss) | ¥ 22,122 | ¥ (588) | ¥ (1,509) | ¥ — | ¥ 20,025 | ¥ (5,824) | ¥ 14,201 |
| Assets | ¥ 173,295 | ¥ 25,290 | ¥ 9,829 | ¥ — | ¥ 208,414 | ¥ 35,496 | ¥ 243,910 |

| Year ended March 31, 2003 | Millions of yen Japan | North America | Europe | Other | Total | Eliminations/ Corporations | Consolidated total |
|---|---|---|---|---|---|---|---|
| Net sales to: | | | | | | | |
| Outside customers | ¥ 163,425 | ¥ 26,448 | ¥ 7,351 | ¥ — | ¥ 197,224 | ¥ — | ¥ 197,224 |
| Intersegment sales/transfers | 14,239 | 7,689 | 4 | — | 21,932 | (21,932) | — |
| Total | 177,664 | 34,137 | 7,355 | — | 219,156 | (21,932) | 197,224 |
| Cost of sales and operating expenses | 161,342 | 41,108 | 7,785 | — | 210,235 | (22,308) | 187,927 |
| Operating income (loss) | ¥ 16,322 | ¥ (6,971) | ¥ (430) | ¥ — | ¥ 8,921 | ¥ 376 | ¥ 9,297 |
| Assets | ¥ 144,381 | ¥ 13,949 | ¥ 6,976 | ¥ — | ¥ 165,306 | ¥ 56,761 | ¥ 222,067 |

| Year ended March 31, 2003 | Japan | North America | Europe | Other | Total | Eliminations/ Corporations | Consolidated total |
|---|---|---|---|---|---|---|---|
| | Thousands of U.S. dollars | | | | | | |
| Net sales to: | | | | | | | |
| Outside customers | $ 1,359,609 | $ 220,033 | $ 61,157 | $ — | $ 1,640,799 | $ — | $ 1,640,799 |
| Intersegment sales/transfers | 118,461 | 63,969 | 33 | — | 182,463 | (182,463) | — |
| Total | 1,478,070 | 284,002 | 61,190 | — | 1,823,262 | (182,463) | 1,640,799 |
| Cost of sales and operating expenses | 1,342,280 | 341,997 | 64,767 | — | 1,749,044 | (185,591) | 1,563,453 |
| Operating income (loss) | $ 135,790 | $ (57,995) | $ (3,577) | $ — | $ 74,218 | $ 3,128 | $ 77,346 |
| Assets | $ 1,201,173 | $ 116,048 | $ 58,037 | $ — | $ 1,375,258 | $ 472,221 | $ 1,847,479 |

### 18.3 Overseas Sales Information

Overseas sales of the Company for the years ended March 31, 2001, 2002 and 2003 were summarized as follows:

| Year ended March 31, 2001 | North America | Europe | Other | Total |
|---|---|---|---|---|
| | Millions of yen | | | |
| Overseas sales | ¥ 55,458 | ¥ 26,043 | ¥ 8,140 | ¥ 89,641 |
| Consolidated net sales | — | — | — | 242,913 |
| Ratio of overseas sales to consolidated sales | 22.8 % | 10.7 % | 3.4 % | 36.9 % |

| Year ended March 31, 2002 | North America | Europe | Other | Total |
|---|---|---|---|---|
| | Millions of yen | | | |
| Overseas sales | ¥ 44,973 | ¥ 16,142 | ¥ 3,993 | ¥ 65,108 |
| Consolidated net sales | — | — | — | 206,334 |
| Ratio of overseas sales to consolidated sales | 21.8 % | 7.8 % | 1.9 % | 31.5 % |

| Year ended March 31, 2003 | North America | Europe | Other | Total |
|---|---|---|---|---|
| | Millions of yen | | | |
| Overseas sales | ¥ 35,223 | ¥ 9,489 | ¥ 3,689 | ¥ 48,401 |
| Consolidated net sales | — | — | — | 197,224 |
| Ratio of overseas sales to consolidated sales | 17.8 % | 4.8 % | 1.9 % | 24.5 % |

| Year ended March 31, 2003 | North America | Europe | Other | Total |
|---|---|---|---|---|
| | Thousands of U.S. dollars | | | |
| Overseas sales | $ 293,037 | $ 78,943 | $ 30,691 | $ 402,671 |
| Consolidated net sales | — | — | — | 1,640,799 |
| Ratio of overseas sales to consolidated sales | 17.8 % | 4.8 % | 1.9 % | 24.5 % |

## 19. Restructuring of Business Lines and Assets Donation

At the Meeting of Board of Directors held on January 31, 2001, the Company decided on the discontinuation of the production of Dreamcast, thereafter concentrating its resources on the content and amusement businesses. In January 2001, Mr. Isao Okawa, then chairman and president of the Company who passed away on March 16, 2001, proposed to contribute his own assets netting ¥77,913 million to the Company to support the development of the business. At the Meeting of Board of Directors held on January 31, 2001, the Company accepted Mr. Okawa's proposal, thereby realizing a gain on donated assets for the year then ended.

### 19.1 Summary of donated assets by Mr. Okawa (For the year ended March 31, 2001)

| | Millions of yen |
|---|---|
| Treasury stock (19,865,718 shares) | ¥ 33,573 |
| Investments in securities | 57,525 |
| Long-term loans receivable, net | 1,200 |
| Other investments | 7,132 |
| Other current assets | 9,134 |
| Total donated assets | 108,564 |
| Less: Short-term bank loans | 21,815 |
| Other current liabilities | 8,836 |
| Net donated assets | ¥ 77,913 |

Marketable securities are valued at the market prices prevailing as at January 31, 2001 and non-marketable securities are evaluated at the fair values as at January 31, 2001 by an independent appraiser. The balance of loans receivable has been reduced for uncollected ones.

### 19.2 Summary of donated assets to be settled

The following donated assets from Mr. Okawa are planned to be settled in the following year:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2002 | 2003 | 2003 |
| Building | ¥ 104 | ¥ 98 | $ 815 |
| Land | 279 | 118 | 982 |
| Investments in securities | 31,554 | 3,699 | 30,774 |
| Long-term loans receivable | 1,900 | 1,900 | 15,807 |
| Allowance for doubtful accounts | (700) | (700) | (5,824) |
| Other investments | 5,814 | 3,301 | 27,463 |
| Other current liabilities | (5,000) | — | — |
| Total | ¥ 33,951 | ¥ 8,416 | $ 70,017 |

### 19.3 Summary of losses on settlement of donated assets

Gains and losses on settlement of assets from Mr. Okawa are summarized as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2002 | 2003 | 2003 |
| Gains on sales of investments in securities | ¥ 2,376 | ¥ 576 | $ 4,792 |
| Losses on sales of investments in securities | (3,097) | (869) | (7,230) |
| Losses on valuation of invstments in securities | (14,425) | (1,088) | (9,052) |
| Losses in investments association | (1,425) | (2,253) | (18,744) |
| Gains on settlement of other current liabilities | — | 869 | 7,230 |
| Other gains (losses) | (154) | 48 | 400 |
| Total | ¥ (16,725) | ¥ (2,717) | $ (22,604) |

### 19.4 Summary of payments on donated assets

Proceeds from and payment on the donated assets from Mr. Okawa are as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2002 | 2003 | 2003 |
| Payment on notes payable | ¥ (3,836) | ¥ — | $ — |
| Proceeds from sale on investments in securities | 9,703 | 18,690 | 155,491 |
| Proceeds from collection of short-term loans receivables | 8,013 | — | — |
| Payment for notes payable | (20,815) | — | — |
| Other | (25) | 199 | 1,655 |
| Total | ¥ (6,960) | ¥ 18,889 | $ 157,146 |

## 20. Employee Benefit Plan

Upon terminating employment, employees of the Company and subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments. The Company has adopted an adjusted pension plan to all of the pension and severance plan since November 1, 1993. The following is a summary of financial information on the pension and severance plan applicable to the years ended March 31, 2002 and 2003.

### 20.1 Summary of benefit obligation

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2002 | 2003 | 2003 |
| Projected benefit obligation | ¥ (8,231) | ¥ (10,992) | $ (91,447) |
| Plan assets | 4,164 | 4,252 | 35,374 |
| Unrecognized benefit obligation | (4,067) | (6,740) | (56,073) |
| Unrecognized actuarial differences | 1,492 | 3,787 | 31,506 |
| Unrecognized prior service cost | (839) | (726) | (6,040) |
| Accrued employees' retirement benefits | ¥ (3,414) | ¥ (3,679) | $ (30,607) |

### 20.2 Summary of pension expense

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2002 | 2003 | 2003 |
| Service cost | ¥ 981 | ¥ 801 | $ 6,664 |
| Interest cost | 249 | 202 | 1,680 |
| Expected return on plan assets | (184) | (103) | (857) |
| Recognized actuarial differences | 50 | 146 | 1,215 |
| Amortization of prior service cost | (69) | (90) | (749) |
| Net periodic pension expense | ¥ 1,027 | ¥ 956 | $ 7,953 |

### 20.3 Summary of assumptions on benefit obligation

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2002 | 2003 | 2003 |
| Periodic distribution method of expected pension benefit | Straight-line method | Straight-line method | Straight-line method |
| Discount rate | 2.5 % | 2.0 % | 2.0 % |
| Expected rate of return on plan assets | 2.5 % | 2.5 % | 2.5 % |
| Amortization period of prior service differences (within average remaining service years when incurred) | 10 years | 10 years | 10 years |
| Amortization period of actual loss (within average remaining service years when incurred, but amortization is to commence from the following year) | 10 years | 10 years | 10 years |

## 21. Stock Option Plan

**21.1** Under the Plan, which was approved at the General Meeting of Shareholders held on June 27, 2002, directors and employees are entitled to be granted options for 1,113,600 shares at an exercise price of ¥2,465 at March 31, 2003.

## Report of Independent Auditors

To The Board of Directors and shareholders of
SEGA CORPORATION

We have audited the accompanying consolidated balance sheets of SEGA CORPORATION and its consolidated subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years ended March 31, 2003, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SEGA CORPORATION and its consolidated subsidiaries as of March 31, 2003 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles and practices generally accepted in Japan (See Note 1.1).

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.



ChuoAoyama Audit Corporation

Tokyo, Japan
June 27, 2003

Notice to readers:
The accompanying consolidated financial statements are not intended to present the consolidated financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. The standards, procedures and practices used to audit such consolidated financial statements are those generally accepted and applied in Japan.

## Non-Consolidated Statements of Operations

SEGA CORPORATION - For the years ended March 31, 2001, 2002 and 2003

| | Millions of yen | | | Thousands of U.S. dollars |
|---|---|---|---|---|
| | 2001 | 2002 | 2003 | 2003 |
| **Net Sales** | ¥ 192,713 | ¥ 106,550 | ¥ 100,042 | $ 832,296 |
| **Costs of Sales** | 185,573 | 82,029 | 77,933 | 648,361 |
| Gross profit | 7,140 | 24,521 | 22,109 | 183,935 |
| **Selling, General and Administrative Expensive** | 27,909 | 20,158 | 20,016 | 166,522 |
| Operating income (loss) | (20,769) | 4,363 | 2,093 | 17,413 |
| **Other Income (Expenses):** | | | | |
| Interest and dividend income | 2,642 | 1,477 | 1,103 | 9,176 |
| Interest expense | (1,492) | (1,204) | (303) | (2,521) |
| Gain on sale of property and equipment | — | — | 1,249 | 10,391 |
| Loss on write-down or disposal of inventories | (42,416) | — | — | — |
| Loss on write-off of loan receivables | (6,536) | — | — | — |
| Loss on sale or disposal of property and equipment | (1,197) | (2,462) | (359) | (2,987) |
| Loss on valuation of investments in securities | (4,432) | (5,998) | (938) | (7,804) |
| Loss on valuation of investments in subsidiaries and affiliates | (41,179) | (5,636) | (2) | (17) |
| Gain on donated assets from Mr. Okawa | 77,913 | 1,667 | — | — |
| Net gain (loss) on sales of investments in securities | (1,038) | 1,447 | 2,733 | 22,737 |
| Net (loss) gain on sales of investments in securities of subsidiaries and affiliates | — | 376 | (91) | (757) |
| Net (loss) gain on foreign exchange | 1,117 | (175) | (614) | (5,108) |
| Income from administration charge to affiliates | — | 1,872 | 1,802 | 14,992 |
| Expenses on administration charge to affiliates | — | (1,301) | (1,109) | (9,226) |
| Additional provision for accrued employees' benefits | (2,386) | — | — | — |
| Additional benefits for retirees | (945) | — | — | — |
| Reversal of provision for doubtful accounts | — | 4,694 | — | — |
| Provision for doubtful accounts | (38,060) | — | (2,338) | (19,451) |
| Reserve for valuation loss of investments in subsidiaries | — | — | (4,292) | (35,707) |
| Amortization of bond and note issue expenses | (734) | (482) | (595) | (4,950) |
| Gain on redemption of convertible bonds | — | — | 379 | 3,153 |
| Loss on settlement of donated assets from Mr. Okawa | — | (16,974) | (3,096) | (25,757) |
| Other, net | (6,569) | (2,040) | (1,581) | (13,153) |
| Total other expenses, net | (65,312) | (24,739) | (8,052) | (66,989) |
| Loss before income taxes | (86,081) | (20,376) | (5,959) | (49,576) |
| **Income taxes** | 1,160 | 391 | (3,423) | (28,478) |
| Net loss | ¥ (87,241) | ¥ (20,767) | ¥ (2,536) | $ (21,098) |

| | Yen | | | U.S. dollars |
|---|---|---|---|---|
| | 2001 | 2002 | 2003 | 2003 |
| **Per Share:** | | | | |
| Net loss — basic | ¥ (559.1) | ¥ (138.7) | ¥ (16.4) | $ (0.14) |
| Cash dividends | — | — | — | — |
| Weighted average number of shares (thousands) | 150,650 | 149,765 | 154,784 | 154,784 |

# Non-Consolidated Balance Sheets

SEGA CORPORATION - March 31, 2002 and 2003

| Assets | Millions of yen | | Thousands of U.S. dollars |
| --- | --- | --- | --- |
| | 2002 | 2003 | 2003 |
| **Current Assets:** | | | |
| Cash and time deposits | ¥ 39,581 | ¥ 79,386 | $ 660,449 |
| Notes and accounts receivable | 19,488 | 14,804 | 123,161 |
| Inventories | 4,356 | 4,372 | 36,373 |
| Prepaid expenses | 3,443 | 2,539 | 21,124 |
| Other current assets | 10,666 | 12,458 | 103,644 |
| Less allowance for doubtful accounts | (401) | (550) | (4,576) |
| Total current assets | 77,133 | 113,009 | 940,175 |
| **Investments and Advances:** | | | |
| Investments in securities | 50,733 | 23,427 | 194,900 |
| Long-term loans receivable | 87,464 | 47,599 | 395,998 |
| Other investments and advances | 14,192 | 11,401 | 94,851 |
| Less allowance for doubtful accounts | (49,707) | (35,832) | (298,103) |
| Reserve for valuation loss of investments in subsidiaries | — | (7,637) | (63,536) |
| Total investments and advances | 102,682 | 38,958 | 324,110 |
| **Property and Equipment:** | | | |
| Amusement machines and facilities | 2,861 | 3,046 | 25,341 |
| Building and structures | 28,641 | 26,411 | 219,725 |
| Other | 7,586 | 7,590 | 63,145 |
| | 39,088 | 37,047 | 308,211 |
| Less accumulated depreciation | (22,309) | (23,029) | (191,589) |
| | 16,779 | 14,018 | 116,622 |
| Land | 11,453 | 8,924 | 74,243 |
| Total property and equipment | 28,232 | 22,942 | 190,865 |
| **Fixed Leasehold Deposits** | 1,829 | 1,536 | 12,779 |
| **Deferred Charges and Intangible Assets** | 4,681 | 4,189 | 34,850 |
| Total assets | ¥ 214,557 | ¥ 180,634 | $ 1,502,779 |

| Liabilities and Shareholders' Equity | Millions of yen 2002 | Millions of yen 2003 | Thousands of U.S. dollars 2003 |
|---|---|---|---|
| **Current Liabilities:** | | | |
| Short-term bank loans | ¥ 22,000 | ¥ 841 | $ 6,997 |
| Current portion of bond | 5,000 | 2,450 | 20,383 |
| Current portion of long-term debt | 1,600 | 600 | 4,992 |
| Notes and accounts payable: | | | |
| Trade | 11,947 | 8,977 | 74,684 |
| Subsidiaries and affiliates | 476 | 423 | 3,519 |
| Other | 2,361 | 672 | 5,591 |
| | 14,784 | 10,072 | 83,794 |
| Accrued expenses | 15,953 | 12,342 | 102,679 |
| Income taxes payable | 54 | 54 | 449 |
| Other current liabilities | 6,412 | 1,259 | 10,473 |
| Total current liabilities | 65,803 | 27,618 | 229,767 |
| **Long-Term Liabilities:** | | | |
| Long-term debt | 63,308 | 71,256 | 592,812 |
| Accrued employees' retirement benefits | 2,196 | 2,290 | 19,052 |
| Accrued retirement benefits for directors and corporate auditors | 45 | 60 | 499 |
| Deferred tax liabilities | 2,044 | — | — |
| Other long-term liabilities | 1,195 | 778 | 6,473 |
| Total long-term liabilities | 68,788 | 74,384 | 618,836 |
| **Shareholders' Equity:** | | | |
| Common stock, no par value as of March 31, 2002 and 2003: | | | |
| Authorized — 600 million shares at March 31, 2002 and 2003, respectively | | | |
| Issued — 172,262,477 shares and 174,945,690 shares at March 31, 2002 and 2003, respectively | 125,406 | 127,583 | 1,061,423 |
| Additional paid-in capital | 124,917 | 2,172 | 18,070 |
| Legal reserve | 3,008 | — | — |
| Voluntary reserves | 7,891 | — | — |
| Special tax-purpose reserves | 147 | — | — |
| Accumulated deficit | (141,353) | (10,942) | (91,032) |
| Unrealized (loss) gain on other securities | 2,816 | (275) | (2,288) |
| Adjustment on revaluation of land | (9,281) | (6,265) | (52,122) |
| Treasury stock, at cost | (33,585) | (33,641) | (279,875) |
| Total shareholders' equity | 79,966 | 78,632 | 654,176 |
| Total liabilities and shareholders' equity | ¥ 214,557 | ¥ 180,634 | $ 1,502,779 |

# Board of Directors, Auditors and Officers

## Board of Directors and Auditors



**Chairman**
Hideki Sato



**President and Representative Director**
Hisao Oguchi



**Director**
Tetsu Kayama



**Director**
Akira Nagai



**Director**
Hisashi Suzuki



**Director**
Masahiro Aozono



**Director**
Makoto Kaneshiro

**Statutory Auditor** ............................ Kazutada Ieda

**Statutory Auditor** ............................ Iwao Nishi

**Auditor** ................................................ Kinsuke Miyazaki

**Auditor** ................................................ Yoshiyasu Gemma

## Officers



**Senior Executive Officer**
Keiji Mori



**Senior Executive Officer**
Hideki Okamura



**Executive Officer**
Yasuo Tazoe



**Executive Officer**
Yuji Naka



**Executive Officer**
Akira Sugano



**Officer**
Masanao Maeda



**Officer**
Yu Suzuki



**Officer**
Shoichi Yamazaki



**Officer**
Toshiya Tabata



**Officer**
Hidekazu Yukawa



**Officer**
Hiroshi Yagi



**Officer**
Toshihiro Nagoshi



**Officer**
Shigeru Yamashita



**Officer**
Yukio Sugino



**Officer**
Hiroyuki Soga

## Corporate Data

### Head Office
2-12 Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan
Tel: +81-3-5736-7111
http://www.sega.co.jp

### Date of Incorporation
June 3, 1960

### Number of Employees (as of March 31, 2003)
3,469 (consolidated basis)
851 (non-consolidated basis)

### Paid-in Capital
¥127,583 million (as of March 31, 2003)

### Number of Shareholders
100,111

### Number of Shares Authorized
600,000,000 shares

### Number of Shares Issued
174,945,690 shares

### Stock Listings
Tokyo and Paris

### Transfer Agent
The Sumitomo Trust and Banking Co., Ltd.

### Independent Accountant
ChuoAoyama Audit Corporation, Tokyo Japan

### Ordinary General Meeting of Shareholders
June

### American Depositary Receipts
Ratio (ADR:ORD): 4:1
Symbol: SEGNY
CUSIP: 815793104
Depositary: JPMorgan Chase Bank
270 Park Avenue, New York, NY 10017-2070, U.S.A.
Tel: 1-212-270-6000

## Principal Overseas Subsidiaries

### SEGA Enterprises, Inc. (U.S.A.)
Townsend Center, 650 Townsend Street, Suite 575,
San Francisco, CA 94103-4908, U.S.A.
Tel: 1-415-701-6500

### SEGA of America, Inc.
Townsend Center, 650 Townsend Street, Suite 650,
San Francisco, CA 94103-4908, U.S.A.
Tel: 1-415-701-6000

### Visual Concepts Entertainment.
One Thorndale Drive, San Rafael, CA 94903, U.S.A.
Tel: 1-415-479-3634

### SEGA Europe Ltd.
Canberra House, 266-270 Gunnersbury Avenue,
London, W4 5QB, United Kingdom
Tel: 44-020-8995-3399

### SEGA AMUSEMENTS EUROPE LTD.
Suite 3a, Oaks House 12-22, West Street, Epsom,
Surrey, KT18 7RG, United Kindom
Tel: 44-1372-731-820

## Registration and Trademark Notes





SEGA CORPORATION
2-12 Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan
Tel: +81-3-5736-7111
http://www.sega.co.jp

Printed in Japan